January 14, 2010

Mr. Min S. Oh

Attorney

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4644

VIA EDGAR

Dear Mr. Oh:

Below please find our responses to the Staff’s follow-up comments taken orally on January 5, 2010 to the Registration Statement on Form S-1, File No. 333-161382, filed on August 17, 2009 and Pre-Effective Amendment No. 1 to that Registration Statement, filed on November 9, 2009. All changes referenced in this letter are reflected in the attached revised prospectus and references to “Original Comment” relate to the corresponding Staff comment on the initial filing as provided on October 16, 2009.

Follow up to Original Comment 3. Certain inconsistencies remain. For example, see “Account” defined on front cover and again on page 4, “program” used on page 9. Confirm the consistency in the use of the term “business day” as defined on page 4 with its use elsewhere, including on page 23 and page 27. Clarify the use of the term “excess withdrawals” and validate that all terms that are “unique terms” capitalized terms are treated as described on page 4.

Response: We have made the requested changes and additional changes for consistency in terminology and descriptions, where practicable and appropriate. Additionally, we have clarified the use of the term “Excess Withdrawal” and have defined it on page 5.

Follow up to Original Comment 5. Clarify the relevant disclosure (e.g. pages 1, 8, 32, description of tax status of the Account) to address whether the rulings as to the status of the Income Edge are specific to the product. Retain the details as to the treatment of the contract as an annuity on page 8 and restore the cross reference, and compare the disclosure from the initial filing.

Response: We have made the requested changes.

Follow up to Original Comment 6. Phoenix Guaranteed Income Edge (Income Edge) (page 4).

Based on the revised disclosure on page 4, revise the sentence regarding “How to Purchase an Income Edge” on page 12 as it pertains to purchasing a contract in Massachusetts.

Response: We have made the requested change.

Follow up to Original Comment 7(b)-Summary of Income Edge (page 4)

Highlight the 5th sentence of the last bullet point on page 4 and the last sentence of the first bullet point under “Timing Issues” beginning on page 10.

Response: We have made the requested changes.

Follow up to Original Comment 7(d)-Summary of Income Edge (page 4)

Review for consistency and either define terms when first used or provide appropriate cross references.

Response: We have revised the definition of the “Annual Optional Increase” in the third bullet under “How does Your Income Edge Work” and provided a cross reference.

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Follow up to Original Comment 7(e)

Review for consistency and eliminate stray uses of “Covered Assets” (see e.g. page 5).

Response: We have revised the use of certain terms for consistency as requested.

Follow up to Original Comments 7(f) and 7(g)

Confirm PHL Variable will meet the filing conditions contained in Rule 433(d).

Response: PHL Variable confirms that it will meet the filing conditions contained in Rule 433(d).

Follow up to Original Comment 7(h)

Provide further corresponding revisions (e.g. 3rd bullet point under “Withdrawals” on page 9 and cross references and 2nd paragraph under “Withdrawals” on page 20, and pages 21 and 22 as well as in other affected areas).

Response: We have made the requested revisions to clarify that all Excess Withdrawals, including withdrawals prior to the Retirement Income Date taken when the Account value is less than the Retirement Income Base will reduce the Retirement Income Base by more than the amount of the withdrawal.

Follow up to Original Comment 7(i)

Incorporate the response to the original comment into the disclosure.

Response: We have slightly modified the existing disclosure to more closely mirror the response to the original comment.

Follow up to Original Comment 8(c) provided by Mr. Tony Burak.

Include the disclosure responsive to items 11(f) and 11(g) of Form S-1 in the prospectus.

Response: The requested items will be included in a subsequent filing.

Follow up to Original Comment 9(a)- Risk Factors (page 7)

Please advise as to whether any notice will be provided to certificate holders during the cure period. Clarify whether discussion of the cure period and liquidation period relate to cash contributions and/or other investments. Clarify how assets are refunded to certificate holders if they are not applied to the Account during the applicable period.

Response: We have made a number of clarifications throughout the prospectus; notably on pages 8, 10, 11, 19 and 25. These disclosure changes clarify that PHL Variable will provide notice to certificate holders whose Accounts are in danger of terminating due to investments outside the Permitted Ranges of this circumstance and the certificate holder’s options. We have made further disclosure changes throughout the prospectus to make clear that additional contributions of assets are subject to the 30-day Liquidation Period, whereas, additional cash contributions must either be allowed within the Model Portfolio when contributed or converted to investments allowed within the Model Portfolio within the 10-day Cure Period.

Follow up to Original Comment 9(d)(i)- Withdrawals (page 8)

Further revise for consistency as to the effect of withdrawals before or on/after the RID. See e.g. 4th sentence of the 3rd bullet point on page 8. In 5th sentence, be clear whether a withdrawal of the RIA or RMD, as applicable, can eliminate the effect of any additional contribution.

Response: We have made the requested revisions.

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Follow up to Original Comment 9(e)(i)- Asset Allocation Strategies in the Account (page 9)

The Staff has a concern with potential termination of a certificate without notice, despite the relevant disclosure. Clarify to whom notice will be provided.

Response: Please see our response to Follow up to Original Comment 9(a) above.

Follow up to Original Comment 9(e)(ii)- Asset Allocation Strategies in the Account (page 9)

Clarify further how these events result in the failure of an Account to be within the Permitted Ranges. Specifically, see the last two bullets of the second diamond point. Use more plain English.

Response: We have clarified the relevant bullets on pages 8 and 11 and have revised certain disclosure to achieve more plain English.

Follow up to Original Comment 9(g)(i)- Timing Issues (page 9)

Reconcile the first bullet point under “Timing Issues” with the second bullet point under “How does the Income Edge Work” on page 4.

Response: We have reconciled the disclosures noted.

Follow up to Original Comment 9(g)(vi)

Revise the disclosure in accordance with the response to comment 9(d)(i) above. Additionally, clarify the existing disclosure about the effect of additional contributions if they will not always increase the RIB and clarify the last sentence of the last bullet point.

Response: We have revised the disclosure on page 26 to clarify that additional contributions will not always increase the RIB and have added an example showing the effect of a withdrawal on more than one additional contribution.

Follow up to Original Comment 10(a)-The Income Edge Certificate (page 10)

For clarity, please disclose the meaning of “certain events” and “involve the account”.

Response: We have fully revised the second paragraph of this section for clarity.

Follow up to Original Comment 10(c)(iii)

For fuller disclosure, in lieu of the cross-reference regarding the identity and role of the custodian, disclose the same here.

Response: We have revised and added disclosure on pages 14 and 15 and have added the requested disclosure.

Follow up to Original Comment 10(d)(ii)-The Current Permitted Ranges for the Model Portfolios (page 13)

Revise footnotes to clearly and consistently use the words “companies” and “securities”, revise the date of the information in footnote 12 in light of the current date, revise the descriptions of EAFE and non-EAFE to better identify the markets included and note the reference to “defined below” in footnote 14.

Response: We have revised the footnotes as requested.

Follow up to Original Comment 10(d)(v)-The Current Permitted Ranges for the Model Portfolios (page 13)

Please further clarify the meaning of this single asterisk.

Response: We have further clarified the meaning of the single asterisk.

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Follow up to Original Comment 10(d)(vii)-The Current Permitted Ranges for the Model Portfolios (page 13)

Make conforming changes to page 18 (second to last paragraph).

Response: We have made the requested revision.

Follow up to Original Comment 10(e)

Refer to related comment 9a.

Response: Please see our response to the Follow up to Original Comment 9a, above.

Follow up to Original Comment 10(f)- What Happens if the Value of Your Account is Too Low for Investors Capital to Invest within the Permitted Ranges (page 15).

Revise the disclosure to distinguish what happens when account value equals or is less than $10,000 before the RID and on or after the RID and describe how the owner can expect to take withdrawals and obtain the benefits of the Income Edge. Reconcile this disclosure with the first full paragraph on page 21 and confirm whether that disclosure should be “less than” or “less than or equal to”.

Response: We have made the requested revisions.

Follow up to Original Comment 12(a)- Withdrawals from Your Account (page 17)

Further clarify the effect of withdrawals prior to the RID on additional contributions. Reconcile the last sentence of the second paragraph of the section “Definition of Withdrawals” with the first paragraph on page 23.

Response: We have made the requested revisions.

Follow up to Original Comment 12(b)

Clarify both sections to better explain the interrelation of both actions. For example, does the owner have priority over the company to withdraw if the pre-conditions of both actions are not met.

Response: We have clarified on page 19 that all rights of certificate holders whose Accounts are equal to or greater than $10,000 and which hold securities apply to certificate holders of Accounts holding less than $10,000 in investments and when the Accounts are entirely in a cash position. We have also provided clarification of the noted disclosure on page 22.

Follow up to Original Comment 12(c)-Under “How Do You Know When You have Reached Your ‘Retirement Income Date’” and Can Start . . .”

For clarity, briefly disclose the impact, if any, that results if a 65th birthday falls on a non-business day. Also, in “How much should you withdraw from your Account each year” on page 21, please include disclosure of all fees (e.g. whether other withdrawals can change the values available for further withdrawal).

Response: We have made the requested revisions.

Follow up to Original Comment 12(d)

Revise to include the impact of applicable fees and charges. Clarify whether these withdrawals will affect the RIB in the same way depending on whether you are before the RID or on or after the RID. Please disclose whether remaining withdrawal amount information provided to customers upon request will take into account fees and charges and also disclose the same in the “Risk Factors” section.

Response: We have made the requested revisions.

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Follow up to Original Comment 13(a)- Retirement Income Amount (page 20)

Reconcile the disclosure here and in the last bullet point on page 4 and the narrative examples in section 7. Clarify the use of “business day” and “January 1”.

Response: We have made the requested revisions and, for clarity, have revised examples so they do not begin on January 1.

Follow up to Original Comment 13(b)

Disclose whether and how the RIB can be increased prior to the RID. If it cannot be increased at that time, disclose the same here and in “Risk Factors”.

Response: We have clarified that the RIB can be increased prior to the RID.

Follow up to Original Comment 13(d)(e) and (f)

The new disclosure states that compliant withdrawals limit increases to the RIB and can count more than once in determining the amount by which the RIB will increase due to subsequent contributions. Add risk disclosure regarding these effects, add example of a withdrawal that has an effect on more than one additional contribution. Highlight the second and third sentences of the paragraph.

Response: We have made the requested revisions.

Follow up to Original Comment 13(g)

Validate whether modification of the examples related to additional contributions is needed as a result of follow up to comment 13a.

Response: As noted in response to Follow up to Original Comment 13a, we have revised the examples to avoid January 1.

Follow up to Original Comment 16(a). General Information – Determining Whether An Income Edge is Right for you (page 26)

Expand the new disclosure to refer to all possible applicable fees.

Response: We have made the requested revisions.

Follow up to Original Comment 18(a)- Miscellaneous Provisions (page 28)

Additionally disclose whether the notice reflects the actual pro rated amounts taken and identifies the investments from which they were taken.

Response: We have made the requested revisions.

Follow up to Original Comment 18(b)

Revise to remove references to individual contracts.

Response: We have made the requested revisions.

New Comment:

Under “Legal Matters” define Ms. Lewis’ position/title.

Response: We have made the requested revision.

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Follow up to Original Comment 21.

Ensure reference to Exhibit 1 of Item 16 is contained in Part II.

Response: We will make this change in Pre-Effective Amendment No. 2 to this Registration Statement.

We have made other changes for clarity which are marked in this prospectus. We note the need to complete the Registration Statement through a Pre-Effective Amendment containing all necessary financial statements and exhibits and will do so shortly.

We appreciate your time in reviewing this filing. If you should have any questions with regard to this filing, please contact me at (860) 403-6486.

Sincerely,

/s/ MARY K. (KATE) JOHNSON
Mary K. (Kate) Johnson
Counsel
Phoenix Life Insurance Company

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Phoenix Guaranteed Income EdgeSM

An Insurance Guarantee Issued by

PHL Variable Insurance Company

and available to clients of Investors Capital Advisory Services

The Phoenix Guaranteed Income EdgeSM (“Income Edge”) described in this prospectus is an insurance certificate offered with certain model portfolios eligible for the Income Edge and managed by Investors Capital Advisory Services. Subject to certain conditions, the Income Edge guarantees predictable lifetime income payments regardless of the actual performance or value of a client’s Account.

This prospectus provides important information that a prospective purchaser of an Income Edge should know before purchasing. Please retain this prospectus for future reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The Income Edge is issued by PHL Variable Insurance Company (“PHL Variable”). It is not a bank deposit guaranteed by any bank or by the Federal Deposit Insurance Corporation or any other government agency. A purchase of the Income Edge is subject to certain risks. Please see the “Risk Factors” section on page 7.

The Income Edge is novel and innovative. The Internal Revenue Service has issued a ruling to PHL Variable Insurance Company indicating that the Income Edge certificate will be treated as an annuity contract under the Internal Revenue Code. In addition, the Internal Revenue Service has also issued rulings concerning the tax treatment to an individual investor relative to the certificate and to Account assets. These rulings provide, in substance, that the certificate will be treated as an annuity contract and that the income tax treatment of the Account is unaffected by the existence of Income Edge. You should consult a tax advisor before purchasing your Income Edge. See “Taxation of the Income Edge” at page 35 for a discussion of the tax consequences of the Income Edge.

PHL Variable will offer the Income Edge through its affiliate, Phoenix Equity Planning Corporation (“PEPCO”), which is the principal underwriter. The Income Edge is offered only to investment advisory clients of Investors Capital Advisory Services. Prospective purchasers may apply to purchase an Income Edge only through Investors Capital Corporation, the registered broker-dealer firm of which Investors Capital Advisory Services is a part. Investors Capital Corporation has entered into a selling agreement with PEPCO in order to offer the Income Edge to investment advisory clients of Investors Capital Advisory Services.

PHL Variable Insurance Company
One American Row PO Box 5056 Hartford, CT 06102-5056
Tel. 800/866-0753

Prospectus dated January , 2010

Heading		Page

Phoenix Guaranteed Income Edge		4
Summary of the Certificate		4
	How Does the Income Edge Work?	4
	What Does the Income Edge Cost?	6
Incorporation of Certain Documents by Reference		7
Risk Factors		7
The Income Edge Certificate		12
1.	Purchasing an Income Edge	13
	How Do You Purchase an Income Edge?	13
	What If You Want to Purchase an Income Edge For Your Individual Retirement Account?	13
2.	How Does Your Income Edge Work?	14
3.	Investors Capital and the Model Portfolios	14
	About Investors Capital	14
	About the Investor Protector Program	14
	How Does the Income Edge Relate to Your Account?	18
	How Will Investors Capital Manage Your Investments in the Account if You Purchase an Income Edge?	18
	What Happens if Your Account is Managed in a Manner Unacceptable to Us?	18
	What Happens if Your Contributions, Withdrawals or Other Actions Cause the Investments in Your Account to Fall Outside the Permitted Ranges?	18
	What Happens if the Value of Your Account is Too Low for Investors Capital to Invest Within the Permitted Ranges?	19
	Why Will Your Guarantee Terminate if Investors Capital Does Not Manage Your Account Within the Permitted Ranges?	19
4.	Annual Income Edge Fee	20
5.	Withdrawals From Your Account	21
	How Do You Structure Withdrawals From Your Account?	22
	How Do You Know When You Have Reached Your “Retirement Income Date” and Can Start Taking Permissible Withdrawals That Will Not Reduce the Potential Benefit of Your Income Edge?	22
	How Much Should You Withdraw From Your Account Each Year?	22
	How Do You Calculate How Much You Have Left to Withdraw in Any Calendar Year Without Reducing Your Retirement Income Base?	23
	Withdrawals Prior to the Retirement Income Date	23
	Withdrawals On or After the Retirement Income Date	24
	The Importance of Managing Your Withdrawals	25
	The Importance of Considering When to Start Making Withdrawals	25
6.	Retirement Income Amount	25
	How is Your “Retirement Income Amount” Calculated?	25
	Can Your Retirement Income Amount Decrease?	25
	Can Your Retirement Income Amount Increase?	25
7.	Increases in Your Retirement Income Base	26
	Increases From Additional Contributions to Your Account	26
	Increases as a Result of the Annual Optional Increase	30
8.	Income Edge Payments On or After the Retirement Income Date	31
	If Your Account Value is Reduced to $0 as a Result of Withdrawals Within the Limits of the Income Edge and/or Poor Investment Performance, How Are Your Continuing Income Payments Calculated?	31
	What if You Die Before Your Account Investments Are Reduced to $0?	31
General Information		31
Determining Whether an Income Edge Is Right for You		31
Divorce of Joint Spousal Owners of an Income Edge		32
Termination of the Income Edge		33
Miscellaneous Provisions		34
	Periodic Communications to Income Edge certificate owners	34
	Amendments to an Income Edge certificate	34
	Assignment	35
Taxation of the Income Edge		35
	Non-Qualified Income Edge	35
	Qualified Income Edge	36

Phoenix Guaranteed Income Edge (“Income Edge”)

Certain terms used in this prospectus have specific and important meanings. Terms that are unique to this product are capitalized while other terms which may have special meaning but are more commonly understood are not capitalized but are defined in the text where they first appear. You will find in the back of this prospectus a listing of all of the terms unique to this product and the page on which the meaning of each term is best explained.

A group annuity contract will be issued to Investors Capital Holdings, Ltd., a Delaware holding company which is the parent of Investors Capital Corporation, and, in Massachusetts, subject to state approval, a group annuity contract will be issued to Investors Capital Corporation for certificates issued in Massachusetts. Phoenix Guaranteed Income Edge certificates are issued under such group contract(s) to investment advisory clients of Investors Capital Advisory Services (“Investors Capital”) who elect to purchase the Income Edge.

“We” or “us” means PHL Variable Insurance Company. “You” or “your” means the owner (or, if applicable, the joint spousal owners) of an Income Edge certificate described in this prospectus.

It is important for you to understand how the Income Edge works and your rights and obligations under the Income Edge. We have tried to anticipate some of the questions you may have when reading the prospectus. You will find these questions and corresponding explanations throughout the prospectus.

Summary of the Income Edge

The following is a summary of the Income Edge. You should read the entire prospectus.

The Phoenix Guaranteed Income Edge (“Income Edge”) is an insurance certificate offered to investment advisory clients of Investors Capital who have opened an Investor Protector investment advisory account using an eligible model portfolio (an “Account”). Through the Investor Protector Program, Investors Capital currently offers four asset allocation strategies. Investments from various asset categories, such as stocks, bonds, and cash, comprise model portfolios corresponding to the directive of the asset allocation strategy. For example, an asset allocation strategy could require a model portfolio to contain 40% equity investments and 60% fixed income investments to achieve particular objectives regarding factors including risk versus return and current income versus investment growth. There are currently four model portfolios corresponding to the four asset allocation strategies available through the Investor Protector Program and eligible for use with the Income Edge; each a “Model Portfolio”. If you purchase an Income Edge, your assets will be invested in accordance with the asset allocation strategy you select and will purchase investments in the corresponding Model Portfolio. These investments will be held in a brokerage account for the Investor Protector Program. The Income Edge is designed for Investors Capital clients who intend to use the investments in their Account as the basis for a withdrawal program to provide income payments for retirement or other long-term purposes.

Subject to certain conditions, including limitations on withdrawals from your Account and required allocation of Account assets in accordance with limitations on the Model Portfolios described in this prospectus, the Income Edge ensures predictable lifetime income payments by providing continuing income payments if your Account value is reduced to $0 by withdrawals (if such withdrawals are limited in accordance with the terms of the Income Edge certificate) and/or poor investment performance while you (or, if you have purchased the Spousal Income Guarantee, you or your spouse) are living. There is an annual fee for the Income Edge. The limitations on the amount and timing of withdrawals and specific permitted investment vehicles are discussed below. There is a $100,000 minimum required to open an Account.

How Does the Income Edge Work?

The Income Edge provides continuing lifetime income payments if your Account value is reduced to $0 by withdrawals (within the limits of the certificate) and/or poor investment performance while you (or, if you have purchased the Spousal Income Guarantee, you or your spouse) are still living.

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It is important to note that the Income Edge has no cash value. Rather, you own the assets in your Account. The assets in your Account are shares of registered mutual funds and exchange traded funds which are valued in accordance with applicable law each day the New York Stock Exchange is open for regular trading. Each such day is a “business day”.

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You apply to purchase an Income Edge when you open your Account or any time thereafter by completing an application or enrollment form. When you purchase an Income Edge, we establish a “Retirement Income Base” for you. The amount of your Retirement Income Base is equal to your Account value as of the close of the business day immediately prior to the day we issue your certificate. We issue certificates when we are open for business. An application or enrollment form must be complete and in good order for us to issue a certificate. We call the day we issue your certificate the “Certificate Effective Date.” Your beginning Retirement Income Base may be different from your opening Account value if the value of the investments in your Account has changed, including if fees related to your Account have been withdrawn (see “Additional Fees related to your Account” later in this prospectus), or your Certificate Effective Date was delayed due to incomplete information in your application or enrollment form. Also, after the Certificate Effective Date, if additional cash contributions or newly contributed investments to your Account are not invested in accordance with the limitations in the Model Portfolio for the asset allocation strategy you have selected, those contributions or newly contributed investments will not be included in the Retirement Income Base until the business day on which they are so invested (this conversion must occur within the 10-day period we call the Cure Period for additional cash contributions or the 30-day period following the business day on which you originally contributed the investments, in the case of contributions of assets, which we call the “Liquidation Period”).

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The Retirement Income Base can change over time based on whether and when you take withdrawals from the Account (see below), add contributions to your Account, or do not decline an Annual Optional Increase (this feature is provided by the certificate on each anniversary of the Certificate Effective Date, the “Certificate Anniversary Date” and can increase the Retirement Income Base to match the then current Account value). The effect of each of these factors on the Retirement Income Base is further described in various sections of this prospectus, including “Withdrawals from Your Account,” “Increases from Additional Contributions to Your Account” and “Increases As A Result of the Annual Optional Increase,” respectively.

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You may take withdrawals from your Account at any time and in any amount. As with any investment account, you must liquidate investments to provide for withdrawals. As described below, certain withdrawals can negatively affect your Income Edge or cause it to terminate. Any withdrawals before the “Retirement Income Date”, which is the later of the Certificate Effective Date or your 65th birthday (or, if you own your certificate jointly with your spouse, the younger spouse’s 65th birthday) and any withdrawals in excess of an amount we call the “Retirement Income Amount” during any calendar year on or after the Retirement Income Date, will reduce your Retirement Income Base. Your Retirement Income Amount is 5% of your Retirement Income Base. If your certificate was issued as a traditional Individual Retirement Account or “IRA” and the required minimum distribution is a greater amount, you may withdraw that greater amount without reducing your Retirement Income Base (see “Taxation of the Income Edge” for information about the required minimum distribution). Withdrawals taken before the Retirement Income Date, and withdrawals taken on or after the Retirement Income Date in excess of the Retirement Income Amount, (or, for certificates issued as traditional IRAs, the required minimum distribution, if greater) each considered an “Excess Withdrawal,” reduce the Retirement Income Base proportionately. If the Account value is less than the Retirement Income Base at the time an Excess Withdrawal is taken, the Retirement Income Base will be reduced by more than the amount of the withdrawal (see “Withdrawals from Your Account” later in this prospectus). Excess Withdrawals that reduce your Account value to zero will cause your guarantee to terminate. Stated differently, if any withdrawal prior to the Retirement Income Date reduces your Account value to zero, your Retirement Income Base reduces to zero and your guarantee will terminate. If a withdrawal after the Retirement Income Date in excess of the Retirement Income Amount, or for certificates issued as traditional IRAs, the required minimum distribution, if greater, reduces your Account value to zero, your Retirement Income Base will be reduced to zero and your guarantee will terminate. Any reductions in your Retirement Income Base will, in turn, reduce the potential benefit of your Income Edge certificate. Additionally, any withdrawal, including a withdrawal of the Retirement Income Amount on or after the Retirement Income Date will reduce the amount of an increase to the Retirement Income Base resulting from an additional contribution to the Account and any such withdrawal may impact more than one subsequent additional contribution (see “Increases to Your Retirement Income Base” later in this prospectus). To obtain the maximum potential benefit from your Income Edge under your specific circumstances, you should consider whether to wait until the Retirement Income Date to begin taking withdrawals and thereafter limit your annual withdrawals to your Retirement Income Amount, or required minimum distribution, if greater, during any calendar year. We will send you a notice each year showing your Retirement Income Amount and, if applicable, your required minimum distribution, if greater. The amount shown in this notice will assume only that the Income Edge fee and fees for the Investor Protector Program and the financial advisor consulting fee up to 2.00% of the Account value will be withdrawn from the Account value. If additional fees are deducted from the Account value and you withdraw the full amount of the Retirement Income Amount shown in the notice, you will have made an Excess Withdrawal that will immediately reduce your Retirement Income Base and will reduce the Retirement Income Amount in subsequent years, assuming the Retirement Income Base does not increase prior to the time the Retirement Income Amount is recalculated. Withdrawals from an Account that is an IRA may be subject to Federal tax consequences. You should consult a tax advisor before taking a withdrawal from your IRA.

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In the event that your Account value is reduced to $0 by withdrawals on or after the Retirement Income Date (within the limits of the certificate) and/or poor investment performance before or after the Retirement Income Date, PHL Variable Insurance Company will provide you with lifetime income payments in the amount of 5% of the Retirement Income Base each calendar year, until you (or, if you have purchased the Spousal Income Guarantee, you and your spouse) die.

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Lifetime income payments under your Income Edge are “contingent” because they are triggered only if the withdrawals (within the limits of the certificate) and/or poor investment performance reduce your Account value to $0 within your lifetime (or, if you have purchased the Spousal Income Guarantee, you and your spouse’s lifetimes). If this contingency does not occur, you will never receive any payments from us and your guarantee will have no value.

Example:

A basic illustration of how the Income Edge works is provided below. More detailed examples are provided throughout this prospectus. The illustration assumes that you apply to purchase an Income Edge at the same time you open your Account. You are 55 years old. You indicate that you will be the sole owner of the Account. Your Retirement Income Base will equal your Account value on the Certificate Effective Date. On the Certificate Effective Date your Account value is $500,000, so your Retirement Income Base will equal $500,000. You do not make additional contributions after the Certificate Effective Date.

    You wait ten years until you reach your Retirement Income Date before you begin to take withdrawals from your Account to provide income payments for your retirement (or other long-term purposes). Your Account appreciates over this ten-year period, but because you do not make any additional contributions to your Account and you reject the Annual Optional Increase that would otherwise occur on any Certificate Anniversary Date, your Retirement Income Base remains at $500,000. You begin taking annual systematic withdrawals from your Account in the amount of $25,000, your Retirement Income Amount. Your Retirement Income Amount is equal to 5% of your Retirement Income Base and represents the maximum amount that may be withdrawn annually without reducing your Retirement Income Base on or after the Retirement Income Date.

You continue to take annual withdrawals from your Account of $25,000 a year until you are 85 years old, by which time you have completely liquidated your Account due to the combined impact of the annual withdrawal of the Retirement Income Amount and a prolonged market downturn. Although your Account value has been reduced to $0, your annual income payments of $25,000 continue because we begin paying you lifetime income payments equal to your Retirement Income Amount of 5% of the Retirement Income Base. These payments continue until your death which, for purposes of this illustration, is assumed to be at age 95.

The sample illustration above uses age 55 as the age at purchase. You should note that a younger Income Edge purchaser (i.e., one who is under the age of 65) will pay more in Income Edge fees over the lifetime of the certificate for the same potential benefits received by an older Income Edge purchaser.

What Does the Income Edge Cost?

When you purchase your Income Edge you are required to pay an annual fee that is payable, quarterly in advance, to us on the first day of each calendar quarter. When you purchase a certificate, the annual Income Edge fee is charged to your Account on the Certificate Effective Date, prorated based on the number of days remaining in the calendar quarter. Investors Capital will deduct the Income Edge fee from your Account on a pro-rata basis from the Account investments. The Investor Protector Program fee and the financial advisor consulting fee for the quarter in which you open an Account with Investors Capital are assessed quarterly in advance (see “Additional Fees related to your Account” below). There are two versions of the Income Edge: the Individual Income Guarantee and the Spousal Income Guarantee. If you and your spouse jointly purchase an Income Edge, you will be charged the fee for the Spousal Income Guarantee, which is generally higher than the fee for the Individual Income Guarantee. The Income Edge fee is payable for so long as your certificate is in effect and your Account value is greater than zero.

How is the Income Edge fee percentage for my certificate determined?

Generally, the Income Edge fee (which is calculated on the Certificate Effective Date and then on the first day of each calendar quarter as a percentage of the Retirement Income Base on the date of calculation) depends on the asset allocation strategy and the corresponding eligible Model Portfolio you have chosen for your Account and which version of the Income Edge, individual or spousal, you have. Your Account can be invested in only one Model Portfolio at any one time.

The guaranteed maximum Income Edge fee percentage for each Model Portfolio, on an annual basis, is shown below:

Investor Protector Program Model Portfolios	Individual Income Guarantee Fee Percentage as a Percentage of Retirement Income Base	Spousal Income Guarantee Fee Percentage as a Percentage of Retirement Income Base
Conservative	3.00%	3.00%
Conservative/Balanced	3.00%	3.00%
Balanced	3.00%	3.00%
Growth	3.00%	3.00%

You should assume that the guaranteed maximum fee percentage will be charged unless we are offering a lower fee percentage at the time you elect the certificate. You will receive information about any lower fee percentages available when you elect your certificate. Because your certificate may be issued on a day other than the day you complete certificate enrollment and the fee percentages in effect may change in the time between enrollment and the Certificate Effective Date, you should review the specifications page of your certificate to see the Income Edge fee percentage that will apply at issue. This fee percentage will be shown on the specifications page.

As described below, certain transactions may change the Income Edge fee percentage that applies to your certificate at certain points in time; however, in no event will the fee percentage exceed the maximum shown above. You can obtain information about any lower fee percentages that may be in effect at any time by contacting your financial advisor, or Investors Capital at 1-866-377-4559, or by contacting PHL Variable at the number shown on the front of this prospectus.

Your Income Edge fee percentage will be reset if you make an additional contribution, exercise the Annual Optional Increase, or transfer your Account value to a different Model Portfolio. The new Income Edge fee percentage following one of those transactions will be based, fully or in part, on the Income Edge fee percentage currently in effect for the Model Portfolio in which your Account is invested immediately following the transaction. The new Income Edge fee percentage will apply on the first day of the following calendar quarter unless another contribution, Annual Optional Increase, or transfer were to occur during the quarter, in which case the Income Edge fee percentage will be reset again. In the case of an additional contribution, the reset Income Edge fee percentage will be a weighted average of the Income Edge fee percentage that applied to your certificate prior to the additional contribution and the Income Edge fee percentage in effect for the Model Portfolio in which you are invested at the time of the contribution. Following an Annual Optional Increase, the reset Income Edge fee percentage will be a weighted average of the fee percentage that applied to your certificate prior to the Annual Optional Increase and the Income Edge fee percentage in effect for the Model Portfolio in which you are invested at the time of the Annual Optional Increase. In the case of a transfer, the reset Income Edge fee percentage will be the Income Edge fee percentage in effect for the Model Portfolio to which you are transferring.

For a complete description of the annual Income Edge fee including the effect of transfers, additional contributions, and the Annual Optional Increase on the fee percentage you will be charged, see “Annual Income Edge Fee” later in this prospectus.

Additional fees related to your Account

In addition to the Income Edge fees, your Account will also be charged the Investor Protector Program fee, a financial advisor consulting fee, and any fees associated with the underlying investments held in your Account. The Investor Protector Program fee is the fee you agree to pay Investors Capital for managing your Account. This fee covers management of the applicable Model Portfolio and trading/custodial costs. The Investor Protector Program fee would also be charged for your Account in the absence of the Income Edge certificate. The financial advisor consulting fee is the fee charged by your financial advisor for providing you with general investment advice. Withdrawals from your Account of up to 2.00% of your Account value each calendar year to pay the Investor Protector Program fee and the financial advisor consulting fee will not reduce your Retirement Income Base. Additionally, the mutual funds that comprise the Model Portfolios have their own fees and charges, which are reflected in the share price at which shares are bought for your Account.

Incorporation of Certain Documents by Reference

The Securities and Exchange Commission (“SEC”) allows us to “incorporate by reference” information that we file with the SEC into this prospectus, which means that incorporated documents are considered part of this prospectus. We can disclose important information to you by referring you to those documents. DOCUMENTS AND REPORTS TO BE ADDED AND UPDATED BY AMENDMENT.

You may request a copy of any documents incorporated by reference in this prospectus and any accompanying prospectus supplement (including any exhibits that are specifically incorporated by reference in them), at no cost, by writing to PHL Variable at: Investor Relations, One American Row, P.O. Box 5056, Hartford, CT 06102-5056, or telephoning PHL Variable at 800-490-4258. You may also access the incorporated documents at the following web pages: https://www.phoenixwm.phl.com/public/products/regulatory/index.jsp and the “Investor Relations” page of The Phoenix Companies, Inc. website at www.phoenixwm.com.

PHL Variable electronically files its Annual Report on Form 10-K, as well its Quarterly Reports on Form 10-Q, with the SEC. The Phoenix Companies, Inc. electronically files its proxy statement with the SEC. The SEC maintains a website that contains reports, information statements, and other information regarding issuers that file electronically with the SEC; the address of the website is http://www.sec.gov. The public may also read and copy any material we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Risk Factors

Investment Restrictions

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The assets in your Account must be invested in accordance with one of the four Model Portfolios to be covered by Income Edge. Each Model Portfolio is subject to limits on the permitted types of investments (such as Mid Cap US Equity) and the minimum and maximum percentage of total portfolio value permitted to be invested in each permitted investment type. We call these limits

“Permitted Ranges”. The Permitted Ranges for the four Model Portfolios currently available with the certificate are shown below in the section called “About the Account”. These Permitted Ranges, including limitations regarding the specific mutual funds permitted for each type of investment, apply to all investments in the Model Portfolios unless Investors Capital proposes a change to the Permitted Ranges and that change is accepted by PHL Variable. See “Investors Capital and the Model Portfolios” later in this prospectus. Your Account could fail to be invested in accordance with the Permitted Ranges for a variety of reasons including reasons neither you, Investors Capital nor PHL Variable control. These reasons include:

•	contributions of assets that are not in compliance with the Permitted Ranges to your Account,

•

Investors Capital making investments outside the Permitted Ranges, and failing to bring the investments in line with the Permitted Ranges within ten business days after we provide notice thereof to Investors Capital

•	the inability of Investors Capital to continue to provide the Model Portfolios for any reason,

•

changes in the value of investments in the Model Portfolios that cause the Model Portfolios to be outside the Permitted Ranges and Investors Capital’s failure to bring the investments in line with the Permitted Ranges within ten business days after we provide notice thereof to Investors Capital,

•

the Model Portfolios becoming inappropriate for your investment advisory account due to changes in market conditions such as a significant increase in the volatility of equity securities making a Model Portfolio with heavier allocation to equities inappropriate for an investor with a lower risk tolerance,

•

changes in your financial condition or other factors considered by your Financial Advisor under his/her fiduciary duty to you, when reviewing the appropriateness of continuing your investment in a Model Portfolio that cause you and/or your Financial Advisor to reduce or eliminate your investments in the Account.

Regardless of the reason, if at any time (other than during the period we allow, currently 30 days, for conversion of newly contributed investments to assets that comply with the Permitted Ranges, which we call the Liquidation Period) 100% of your Account investments are not invested in accordance with the Permitted Ranges for ten business days following receipt by Investors Capital, as your advisor, of notice from us of noncompliance with the Permitted Ranges, your Income Edge will terminate and you will lose your benefits under the Income Edge. Your certificate does not require us to warn you or provide you with notice regarding potentially adverse consequences that may be associated with any withdrawals or other factors affecting your Account value; however, we will notify an Income Edge certificate holder whose Account is no longer in compliance with the Permitted Ranges of this circumstance and options prior to terminating the certificate.

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The asset allocation strategies underlying the Model Portfolios eligible for Income Edge are designed to provide steady returns that limit both upside and downside potential thereby minimizing the risk to PHL Variable that your Account value will be reduced to $0 before you die, and that PHL Variable would therefore be obligated to begin making lifetime income payments to you (subject to the conditions described in this prospectus). Accordingly, a significant risk against which the Income Edge protects, i.e., that your Account value will be reduced to $0 by withdrawals (within the limits of the certificate) and/or poor investment performance and that you live beyond the age when your Account value is reduced to $0, may be minimal.

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Because the asset allocation strategies and the limits on the amount you may withdraw annually without reducing your Retirement Income Base lessen the risk that your Account value will be reduced to $0 while you are still alive, there is a low probability that we are required to make any payments to you under your Income Edge.

Lifetime Income Payments

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The Income Edge is designed to protect you from outliving the assets in your Account. If you terminate the Income Edge, or if you have elected the Spousal Income Guarantee, you and your spouse die before your Account value is reduced to $0 by withdrawals (within the limits of the certificate) and/or poor investment performance, neither you nor your estate will receive any payments from us under your Income Edge, nor will your Income Edge provide for any cash value build-up for income payments.

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If your Account value is reduced to $0 by withdrawals (within the limits of the certificate) and/or poor investment performance while you, or if you have purchased the Spousal Income Guarantee, you and your spouse are still living, and you therefore receive lifetime income payments from us under your Income Edge, there is a risk that the total amount of the lifetime income payments you receive will be less than the total Income Edge fees you have paid.

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The Investor Protector Program restricts transfers of Account value among Model Portfolios to once every 90 days. As a result, this limitation will restrict your ability to make frequent transfers among Model Portfolios. Additionally, you may only invest in one Model Portfolio at any one time.

Tax Consequences

The Income Edge is novel and innovative. The Internal Revenue Service has issued a ruling to PHL Variable Insurance Company indicating that the Income Edge certificate will be treated as an annuity contract under the Internal Revenue Code. In addition, the Internal Revenue Service has also issued rulings concerning the tax treatment to an individual investor relative to the certificate and to

Account assets. These rulings provide, in substance, that the certificate will be treated as an annuity contract and that the income tax treatment of the Account is unaffected by the existence of Income Edge. Accordingly, we will treat any Income Edge payments made to you after your Account value has been reduced to $0 as ordinary income to you that is taxable to the extent provided under the income tax rules for annuities. See “Taxation of the Income Edge” later in this prospectus.

Financial Strength of PHL Variable Insurance Company

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The Income Edge is not a separate account product. This means that the assets at PHL Variable Insurance Company supporting the Income Edge are not held in a segregated account for the exclusive benefit of Income Edge certificate owners and are not insulated from the claims of PHL Variable’s third party creditors. Your lifetime income payments (if any) will be paid from our general account and, therefore, are subject to our claims paying ability. Under Connecticut law, life insurance companies, including PHL Variable, are required to hold a specified amount of reserves in order to meet the contractual obligations of their general account to contract owners. State insurance regulators also require life insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that an insurer could incur as the result of its own investment of its general account assets, which could include bonds, mortgages, general real estate investments, and stocks. If your Account value is reduced to $0 such that lifetime income payments would be due under the terms of the certificate and, at that time, PHL Variable’s general account was not able to make the lifetime income payments provided by the certificate, you would be treated as a general creditor of PHL Variable and may not obtain the benefit from the certificate. No fees paid for the certificate would be refunded.

The financial strength of PHL Variable Insurance Company is currently rated by three nationally recognized statistical rating organizations (“NRSRO”). These NRSROs are A.M. Best, S&P, and Moody’s. The NRSRO ratings are not specific to the Income Edge certificate and your lifetime income payments, if any, and may change over time. Useful information about PHL Variable’s financial strength, including our current financial strength ratings and information on our general account portfolio of investments can be found on our website (www.Phoenixwm.com). Additionally, you may obtain information on our financial condition and our financial strength ratings by reviewing IDENTITY OF RELEVANT PERIODIC REPORTS TO BE ADDED AND UPDATED BY AMENDMENT which are incorporated by reference into this prospectus. See “Incorporation of Certain Documents by Reference,” previously in this prospectus. PHL Variable’s financial strength ratings do not apply to the Account or to any investments held in the Account.

Increases To Your Retirement Income Base

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Your Retirement Income Base does not automatically increase when the assets in your Account appreciate in value. Your Retirement Income Base only increases if you make additional contributions to your Account or you do not decline the Annual Optional Increase on a Certificate Anniversary Date (and potentially thereafter pay higher Income Edge fees). Therefore, there is a risk that your Retirement Income Base will not increase while you own your Income Edge.

Withdrawals

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If you make any withdrawals from your Account before your Retirement Income Date, or you make withdrawals on or after your Retirement Income Date that exceed your Retirement Income Amount (or, if your certificate was issued as a traditional IRA, the required minimum distribution, if greater), the amount of lifetime income payments that you could receive under your Income Edge, if any, may be reduced. We consider these withdrawals “Excess Withdrawals”. Accordingly, withdrawals must be carefully managed to avoid decreasing the amount of your Retirement Income Base and Retirement Income Amount or causing a termination of your Income Edge that may not be in your best interest. However, due to the long-term nature of the Income Edge, there is a risk that you may need funds prior to your Retirement Income Date, or in an amount in excess of your Retirement Income Amount (or, if your certificate was issued as a traditional IRA, the required minimum distribution, if greater), on or after your Retirement Income Date, and that if you do not have sources of income other than your Account available, you may need to make withdrawals from your Account that will reduce the amount of any lifetime income benefit payments you may receive under your Income Edge.

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You should be aware that any sale, exchange or transfer of your investments in the Account to pay fees other than the Income Edge fee, the Investor Protector Program fee, and the financial advisor consulting fee will be treated as withdrawals from your Account, which may decrease the amount of your Retirement Income Base and Retirement Income Amount. In addition, if the financial advisor consulting fee and the Investor Protector Program fee together equal an amount greater than 2.00% of your Account value in any calendar year, then any sale, exchange, or transfer of your Account investments to pay the portion of the financial advisor consulting fee and Investor Protector Program fee in excess of this amount will be treated as a withdrawal from your Account. The Income Edge fee is the fee that we charge you for the benefits guaranteed to you under the Income Edge certificate. The Investor Protector Program fee is the fee charged for the Account and would be charged even in the absence of the Income Edge certificate. For more information on the Investor Protector Program fee, please see the Part II to the Investors Capital Form ADV. The Part II may be obtained by writing to Investors Capital at 230 Broadway,

Lynnfield, MA 01940 or by calling 1-866-377-4559. The financial advisor consulting fee is the asset-based fee paid to your financial advisor for providing you general investment advice. You should note that there is no provision under the Income Edge to cure any decrease in the amount of your Retirement Income Base and Retirement Income Amount due to withdrawals.

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If you take any withdrawal from your Account before the Retirement Income Date, this withdrawal is an Excess Withdrawal and your Retirement Income Base will be reduced in the same proportion as you have reduced your Account value by the amount of the withdrawal. If you withdraw an amount from your Account in excess of the Retirement Income Amount (or if your certificate was issued as a traditional IRA, the required minimum distribution, if greater) in any calendar year on or after the Retirement Income Date, the withdrawal or portion of a withdrawal that exceeds the Retirement Income Amount or required minimum distribution, if applicable, is an Excess Withdrawal and will reduce your Retirement Income Base in the same proportion as your Account value was reduced by the withdrawal. Additionally, if prior to such an Excess Withdrawal, your Account value is less than your Retirement Income Base, the Excess Withdrawal will reduce your Retirement Income Base by more than the amount of the withdrawal (see “Withdrawals from Your Account” later in this prospectus). Excess Withdrawals that reduce your Account value to zero terminate your guarantee. Stated differently, if any withdrawal prior to the Retirement Income Date reduces your Account value to zero, your Retirement Income Base reduces to zero and your guarantee will terminate. If a withdrawal on or after the Retirement Income Date in excess of the Retirement Income Amount (or, if your certificate was issued as a traditional IRA, the required minimum distribution, if greater) reduces your Account value to zero, your Retirement Income Base will be reduced to zero and your guarantee will terminate. Additionally, any withdrawal, including a withdrawal of the Retirement Income Amount (or, if your certificate was issued as a traditional IRA, the required minimum distribution, if greater) on or after the Retirement Income Date reduces the amount by which your Retirement Income Base would otherwise increase as a result of an additional contribution and any such withdrawal may impact more than one subsequent additional contribution. Your certificate does not require us to warn you or provide you with notice regarding potentially adverse consequences that may be associated with any withdrawals or other factors affecting your Account value; however, we will notify an Income Edge certificate holder whose Account is no longer in compliance with the Permitted Ranges of this circumstance and options prior to terminating the certificate. Moreover, the extent to which your Retirement Income Base may decrease may be affected by other factors, such as taking one or more Excess Withdrawals in a calendar year. You should carefully monitor your Retirement Income Base at all times as well as the amount of any withdrawals. You may call Investors Capital at 1-866-377-4559 for information about your Retirement Income Base.

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On or after the Retirement Income Date, the longer you wait to start making withdrawals from your Account, the less likely it is that you will benefit from your Income Edge because of decreasing life expectancy. Conversely, the longer you wait to begin making withdrawals, the more opportunities you will have to take advantage of any appreciation of your Account value by not declining an Annual Optional Increase and locking in a higher Retirement Income Base (please note that not declining an Annual Optional Increase will increase your Retirement Income Base and result in a higher Income Edge fee). You should, of course, carefully consider when to begin making withdrawals, but there is a risk that you will not begin making withdrawals at the most financially beneficial time for you.

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If, on or after the Retirement Income Date, you do not withdraw the entire Retirement Income Amount in any calendar year, you ARE NOT permitted to increase the Retirement Income Amount by the amount not withdrawn in the prior calendar year in the next calendar year.

Asset Allocation Strategies Eligible for the Income Edge

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The four asset allocation strategies currently eligible for coverage under the Income Edge are generally designed to provide consistent returns. This tends to minimize the risk to PHL Variable that your Account value will be reduced to $0, which would obligate PHL Variable to make lifetime income payments to you until death. In minimizing PHL Variable’s payout risk, the asset allocation strategies may also limit the potential for your investments to appreciate. You may earn a higher rate of return with an asset allocation strategy not eligible for coverage under the Income Edge.

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Investors Capital will invest the assets in your Account in accordance with the asset allocation strategy you select, subject to its suitability review. This suitability review may result in Investors Capital customizing a portfolio for you in a way that does not meet the Permitted Ranges for purposes of the certificate. As a result, an asset allocation strategy you wish for use with the certificate may not always be available. As noted above, Investors Capital has agreed to certain permitted ranges of investments for the asset allocation strategies eligible for use with the Income Edge. These Permitted Ranges for the four Model Portfolios currently available with the certificate are shown below in the section called “About the Account”. Your Account could fail to be invested in accordance with the Permitted Ranges for a variety of reasons including:

•	contribution of assets that do not comply with the Permitted Ranges to your Account,

•

Investors Capital making investments outside the Permitted Ranges, and failing to bring the investments in line with the Permitted Ranges within ten business days after we provide notice thereof to Investors Capital,

•	the inability of Investors Capital to continue to provide the Model Portfolios for any reason,

•

changes in the value of investments in the Model Portfolios that cause the Model Portfolios to be outside the Permitted Ranges and Investors Capital’s failure to bring the investments in line with the Permitted Ranges within ten business days after we provide notice thereof to Investors Capital,

•

the Model Portfolios becoming inappropriate for your investment advisory account due to changes market conditions such as a significant increase in the volatility of equity securities making a Model Portfolio with heavier allocation to equities inappropriate for an investor with a lower risk tolerance, or

•

changes in your financial condition or other factors considered by your Financial Advisor under his/her fiduciary duty to you when reviewing the appropriateness of continuing your investment in a Model Portfolio that cause you and/or your Financial Advisor to reduce or eliminate your investments in the Account.

Regardless of the reason, if at any time (other than during the period we allow, currently 30 days, for conversion of newly contributed investments to assets that comply with the Permitted Ranges, which we call the Liquidation Period) 100% of your Account investments are not invested in accordance with these Permitted Ranges for ten business days following receipt by Investors Capital, as your advisor, of notice from us of noncompliance with the Permitted Ranges, your Income Edge will terminate and you will lose your benefits under the Income Edge. Your certificate does not require us to warn you or provide you with notice regarding potentially adverse consequences that may be associated with withdrawals or other factors affecting your Account value; however, we will notify an Income Edge certificate holder whose Account is no longer in compliance with the Permitted Ranges of this circumstance and options prior to terminating the certificate.

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Investors Capital may propose an adjustment to a Model Portfolio, such as a change in the investments and/or the Permitted Ranges that PHL Variable accepts. Such a change may also cause PHL Variable to change the Income Edge fee percentage for the affected Model Portfolio. The new fee would apply to your certificate as of your initial investment in the affected Model Portfolio following the change, or if you are already invested in the affected Model Portfolio, upon making an additional contribution to the Account or upon your failure to decline the Annual Optional Increase. You would receive notice of any such change.

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If you become dissatisfied with the asset allocation strategy and the corresponding Model Portfolio in accordance with which the assets in your Account are invested and you make withdrawals to invest in another investment account or other asset allocation strategy not eligible for use with the Income Edge, such withdrawals taken before the Retirement Income Date or on or after the Retirement Income Date and in excess of the Retirement Income Amount (or, if your certificate was issued as a traditional IRA, the required minimum distribution, if greater) will reduce the Retirement Income Base, which will, consequently, reduce the amount available as the Retirement Income Amount in subsequent years. See “Withdrawals from Your Account” later in this prospectus. In addition, such withdrawals may have tax consequences. See “Taxation of the Income Edge” later in this prospectus for a discussion of the tax consequences of the Income Edge.

Timing Issues

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When you first purchase your Income Edge, the Retirement Income Base is set to your Account value as of the close of business on the business day immediately preceding the day on which your Income Edge application or enrollment form is accepted by us, which must occur on a business day on which we are also open for business. The determination of your Retirement Income Base may be delayed if you contribute securities or other non-cash assets that must be converted to cash so that such cash may be invested in accordance with a Model Portfolio. There is a risk that the value of your initial contribution into your Account will decrease before the Certificate Effective Date and therefore your Retirement Income Base will be less than the dollar amount of your initial contribution to the Account due to the timing of the Account opening and certificate enrollment processes.

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If you contribute additional investments to your Account (after your Certificate Effective Date) and the investments are not within the Permitted Ranges for the Model Portfolio you selected, then these investments will not be eligible for the Income Edge as an additional contribution until they are sold and the proceeds invested in accordance with those Permitted Ranges which must occur within the Liquidation Period, which is currently 30 days. If Investors Capital determines that the investments cannot be sold and the proceeds invested in accordance with the Permitted Ranges for the Model Portfolio you selected within such period, then Investors Capital will refund the proceeds to you. Additional cash contributions made after the Certificate Effective Date must be allowed as cash in the Model Portfolio you have elected or be invested in accordance with the Permitted Ranges for Model Portfolio you have elected during the Cure Period, which is currently ten business days.

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If you purchase an Income Edge and your Account value decreases to $0 solely due to poor market performance prior to the Retirement Income Date, we are not required to begin making lifetime payments (if any) to you until one month after your Retirement Income Date. If you (or, if you have purchased the Spousal Income Guarantee, both you and your surviving spouse) die before the Retirement Income Date, your Income Edge will terminate and you will receive no lifetime income payments from us and your Income Edge will terminate without any value.

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On and after the Retirement Income Date, we calculate the Retirement Income Amount as of January 1st each year. The Retirement Income Amount is 5% of your Retirement Income Base on January 1st or, if your certificate was issued as a traditional IRA and the required minimum distribution is greater, that amount is available for withdrawal without reducing the Retirement Income Base. If you make additional contributions and have not taken any withdrawals or do not reject the Annual Optional Increase before a Certificate Anniversary Date, your Retirement Income will increase by 5% of the amount by which the Retirement Income Base has increased due to the additional contribution or Annual Optional Increase, proportionately adjusted based on the number of days remaining prior to January 1st. Depending on whether and how you have taken withdrawals from the Account, additional contributions may not increase the Retirement Income Base and, as a result, the Retirement Income Amount may not increase due to additional contributions (see “Increases from Additional Contributions to Your Account” later in this prospectus).

Income Edge Fee

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There is a risk that the Income Edge fee percentage that will be applied to any increases in your Retirement Income Base resulting from additional contributions to your Account and/or the Annual Optional Increase and/or transfer of your Account value to a different Model Portfolio will be a higher percentage than your current Income Edge fee percentage. You should carefully consider the possibility of an increased Income Edge fee before you purchase an Income Edge. See “Annual Income Edge Fee” later in this prospectus.

Divorce

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Two spouses legally married under federal law may purchase the Spousal Income Guarantee version of the Income Edge to provide predictable lifetime income payments for the lives of both spouses by providing continuing income payments if the investments in the spouses’ jointly-owned Account are reduced to $0 by withdrawals (within the limits of the certificate) and/or poor investment performance before both spouses die. There is a risk that if two spouses purchase a Spousal Income Guarantee version of the Income Edge and subsequently determine to obtain a divorce, such divorce could result in a loss of part or all of the income protection provided to each spouse by the Income Edge prior to the divorce. See “Divorce of Joint Spousal Owners of an Income Edge” later in this prospectus.

Regulatory Protections

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The Income Edge certificates are the subject of a registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with the Securities Act of 1933 (the “Securities Act”) and the offering of the Income Edge certificates must be conducted in accordance with the requirements of the Securities Act. We are also subject to applicable periodic reporting and other requirements imposed by the Securities Exchange Act of 1934. However, although there is no direct guidance on this issue, PHL Variable intends to treat Income Edge payments, beginning if, and when, withdrawals from your Account (within the limits of the certificate) and/or poor investment performance reduce your Account value to $0 on or after the Retirement Income Date, as paid under a fixed annuity contract that is separate from the Income Edge and that is not registered in accordance with, and therefore would not be governed by, the federal securities laws.

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We are not an investment adviser and do not provide investment advice to you in connection with your Income Edge. Therefore, we are not governed by the Investment Advisers Act of 1940 (the “Advisers Act”), and the protections provided by the Advisers Act are not applicable with respect to our sale of the Income Edge to you. Investors Capital is an investment adviser registered with the SEC and subject to the Advisers Act. Your Financial Advisor may also be subject to the Advisers Act if he or she is in the business of providing investment advice for a fee.

Using Your Account as Collateral for a Loan

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The assets in your Account are owned by you, not by us. We have no control over any of the assets in your Account and you may sell such assets at any time in your complete and sole discretion and without any permission from us. The assets in your Account are not subject to our creditors, although they can be directly attached by your creditors. In addition, you may pledge the assets in your Account as collateral for a loan. In the case of such a pledge, if the assets in your Account decrease in value, your creditor may be able to liquidate assets in your Account to pay the loan. Any such liquidation may constitute a withdrawal from your Account and reduce your Retirement Income Base. Using the assets in your Account as collateral for a loan, therefore, may reduce the future benefit of your Income Edge or cause your Income Edge to terminate.

The Income Edge Certificate

The Income Edge is offered to advisory clients of Investors Capital who have an Account eligible for the Income Edge. The Income Edge is designed for Investors Capital clients who intend to use the investments in their Account as the basis for a withdrawal program to provide income payments for retirement or other long-term purposes.

Subject to certain conditions, the Income Edge ensures predictable lifetime income payments regardless of the actual performance or value of your Account, by providing continuing income payments if your Account value is reduced to $0 by withdrawals (within the limits of the certificate) and/or poor investment performance. There are limitations on the amount and timing of withdrawals, which are discussed below. There is an annual fee for the Income Edge which is deducted from your Account (or another designated account) quarterly in advance.

The certificate provides for certain transactions to occur on various dates, such as the Retirement Income Date. If any such transaction changes your Retirement Income Amount and we are not open for business on the day on which the transaction occurs, we use the Account value for the business day immediately preceding the day the transaction is due in calculating the changed Retirement Income Amount and the new amount is available to you as of the next day we are open for business.

When lifetime income payments will begin depends on whether or not you have reached the Retirement Income Date at the time your Account value is reduced to zero. If your Account value is reduced to $0 prior to the Retirement Income Date solely as a result of poor investment performance, monthly payments will commence one month following the Retirement Income Date. If your Account value equals $0 on or after the Retirement Income Date as a result of withdrawals (within the limits of the certificate) and/or poor investment performance, monthly payments will commence one month following the date your Account value reduces to $0.

1.	Purchasing an Income Edge

How Do You Purchase An Income Edge?

You can purchase an Income Edge when you open your Account or at any time. You, or, if you intend to elect the Spousal Income Guarantee, you and your spouse, must be younger than age 85 to purchase the Income Edge. You may apply to purchase an Income Edge by completing an enrollment form or application. An enrollment form or application for the Income Edge when the Account is over $5 million is subject to additional review by us before we issue a certificate. We may determine not to issue an Income Edge for any reason, at our sole discretion. If your enrollment form or application is accepted by us at our administrative office, we will issue an Income Edge certificate to you describing your rights and obligations. The Income Edge certificate is in the form of an individual certificate provided under a group annuity contract issued by PHL Variable Insurance Company to Investors Capital Holdings, Ltd., the parent of Investors Capital Corporation. In Massachusetts, subject to state approval, certificates will be issued under a group annuity contract issued by PHL Variable to Investors Capital Corporation. The Income Edge is not available in all states. There are two versions of the Income Edge: the Individual Income Guarantee and the Spousal Income Guarantee.

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The Individual Income Guarantee provides predictable lifetime income payments to you regardless of the actual performance or value of your Account investments by providing continuing income payments if the investments in your Account are reduced to $0 by withdrawals (within the limits of the certificate) and/or poor investment performance before you die.

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The Spousal Income Guarantee provides predictable lifetime income payments for both you and your spouse by providing continuing income payments if the investments in your Account are reduced to $0 by withdrawals (within the limits of the certificate) and/or poor market performance before both you and your spouse die.

❖	When you apply to purchase an Income Edge, you must indicate whether you want the Individual Income Guarantee or the Spousal Income Guarantee.

❖	Any owner of the Income Edge must be an owner of the Account.

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If you elect the Individual Income Guarantee, there can be only one owner of the Income Edge and that owner must be a natural person, unless the Income Edge is purchased by an IRA. For purposes of the Individual Income Guarantee, the Retirement Income Date is the later of your Certificate Effective Date or your 65th birthday.

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If you elect the Spousal Income Guarantee, both owners must be married spouses as defined under Federal tax law. Federal law defines “spouse” under the Defense of Marriage Act, as a man or a woman legally joined. Under this Act, neither individuals married under State or foreign laws that permit a marriage between two men or two women nor individuals participating in a civil union or other like status are spouses for any federal purposes, including provisions of the Internal Revenue Code. The age of the younger spouse is used to determine when and if lifetime income payments will be paid under the Income Edge. Accordingly, the Retirement Income Date is the later of the Certificate Effective Date or the younger spouse’s 65th birthday. For example, if on the Certificate Effective Date, one spouse is age 40, while the other spouse is age 60, the Retirement Income Date would be approximately twenty-five years from the Certificate Effective Date (the youngest spouse’s 65th birthday). In the event that the younger spouse dies before his or her 65th birthday, then the Retirement Income Date will be the older spouse’s 65th birthday. If the older spouse has already reached his or her 65th birthday, then the date of the younger spouse’s death will be set as the Retirement Income Date.

What If You Want to Purchase an Income Edge For Your Individual Retirement Account (IRA)?

You may purchase the Qualified Income Edge and select the Individual Income Guarantee for your IRA.

❖	A Qualified Income Edge is an Income Edge certificate owned by an IRA (collectively, “IRA Accounts”). The Qualified Income Edge is available for traditional and Roth IRAs.

❖

If the Income Edge certificate is purchased in connection with an IRA, you must designate the natural person for whom the IRA is established for the benefit of the Income Edge for purposes of determining Income Edge benefits. The Retirement Income Date for the Qualified Income Edge is the later of the Certificate Effective Date or the date when the natural person for whom the IRA is established reaches age 65. The Qualified Income Edge is held within the IRA Account for the benefit of the natural person for whom the IRA is established.

❖

For a Qualified Income Edge, in a traditional IRA, the required minimum distribution (RMD) for the IRA will include the value of the Qualified Income Edge. In some cases, the RMD for the entire IRA may be more than 5% of the Retirement Income Base. If so, RMD withdrawals from your Account, in proportion to the value of your Account to your overall IRA Account balance, to meet RMD will be treated as permissible withdrawals and will not reduce your Retirement Income Base. For example, assume that the Account balance covered by Income Edge is $100,000 and the overall IRA Account balance is $200,000; based on your age, the RMD is computed as $10,000. Because your Account balance is one half of your overall IRA Account balance, one half of the RMD (i.e., $5,000) may be withdrawn from your Account without impacting your Retirement Income Base. This applies even if this $5,000 exceeds 5% of your Retirement Income Base.

❖	The Spousal Income Guarantee is not available for an IRA Account.

2.	How Does Your Income Edge Work?

Your Retirement Income Base will equal your Account value as of the close of business on the business day immediately preceding your Certificate Effective Date. If you contribute additional investments to your Account (after your Certificate Effective Date) and the investments are not compliance with the Permitted Ranges for the Model Portfolio you have selected within the Liquidation Period (currently 30 days), then these investments will not be eligible for the Income Edge as an additional contribution until they are so invested. If Investors Capital determines that the investments cannot be sold and the proceeds invested in compliance with the applicable Permitted Ranges, then the proceeds will be refunded to you. Additional cash contributions made after the Certificate Effective Date must be allowed as cash in the Model Portfolio you have elected or be invested in accordance with the Permitted Ranges for Model Portfolio you have elected during the Cure Period, which is currently ten business days. Your Retirement Income Base may or may not increase as a result of additional contributions to your Account or the Annual Optional Increase. See “Increases in Retirement Income Base” later in this prospectus. Increases to your Retirement Income Base may increase the Income Edge Fee you will pay. See “Income Edge Fee” later in this prospectus.

On or after your Retirement Income Date, you may withdraw your Retirement Income Amount, or if your certificate was issued as a traditional IRA, your RMD, if greater, without reducing your Retirement Income Base. Of course, you may always make withdrawals from your Account before your Retirement Income Date, or in excess of your Retirement Income Amount or, if your certificate was issued as a traditional IRA, your RMD, if greater, on or after the Retirement Income Date, but these withdrawals will reduce your Retirement Income Base and your Retirement Income Amount. Additionally, any withdrawal, including withdrawals of the Retirement Income Amount will reduce the amount by which your Retirement Income Base would otherwise increase as a result of additional contributions to the Account and withdrawals may affect more than one subsequent contribution. See “How Do You Structure Withdrawals From Your Account?” later in this prospectus.

In the event that your Account value is reduced to $0 by withdrawals (within the limits of the certificate) and/or poor investment performance on or after your Retirement Income Date, we will pay the Retirement Income Amount after your Account value reduces to $0 until you (or, if you have purchased the Spousal Income Guarantee, you and your spouse) die. Under no circumstances would the payments continue to your heir or estate.

3.	Investors Capital and the Account

About Investors Capital

Investors Capital is an investment management company that is registered as an investment adviser with the SEC. Investors Capital provides investment advisory services in all 50 states and, as of December 31, 2009, manages approximately $975 million in client assets. Investors Capital provides portfolio management services to individuals, trusts, corporate entities, employee benefit plans, and institutional clients.

Investors Capital will offer the Accounts only through affiliated and unaffiliated registered investment advisor representatives (“Financial Advisors”), although Investors Capital may engage other third parties to identify individuals who may be interested in investing in Accounts. The Financial Advisors assist clients in analyzing whether the Account is an appropriate investment advisory product and determining which investment style is appropriate for the client. Certain Financial Advisors may not be permitted to provide you with advice regarding the Income Edge due to state laws and regulations relating to insurance agents. However, these Financial Advisors are permitted to arrange for you to discuss the Income Edge with representatives of Investors Capital Corporation’s affiliated insurance agency or with representatives of PHL Variable who are licensed to talk about whether the Income Edge is appropriate for you and to answer your questions. If you purchase the Income Edge, Pershing, LLC, the custodian for your Account will continue to provide client statements concerning Account activity, strategy and performance to your Financial Advisor, while we will send you notices solely related to the Income Edge.

About the Investor Protector Program

The Investor Protector Program is a discretionary managed account that leverages the expertise and knowledge of Investors Capital’s investment policy committee to actively manage specific portfolios comprised of mutual funds including exchange traded funds. While Investors Capital has a variety of investment strategies across the risk/return spectrum, the Investor Protector Program currently offers four Model Portfolios eligible for coverage under the certificates. Each of the Model Portfolios represents a different level of expected risk and return and correlates to one of the four asset allocations strategies described below. You may only participate in one of the four Model Portfolios eligible for the Income Edge at any one time, but may transfer your total Account value from one Model Portfolio to another under the terms of the Investor Protector Program. You should know that you may only make such transfers once in each 90-day period and that transferring from one Model Portfolio to another may affect the fee you will pay for your certificate. You may not purchase the Income Edge in connection with an account that participates in any model portfolio that is not eligible for Income Edge.

Investors Capital serves as the portfolio manager for the Model Portfolios and determines the asset allocation and specific investment vehicles for each Model Portfolio based on a determination about each fund manager’s performance in the specific investment discipline that fits the allocation strategy. Your Financial Advisor will assist you in selecting the Model Portfolio appropriate for your circumstances. Your participation in the Investor Protector Program is governed by the ICAS Client Agreement you signed with Investors Capital. You enter into this agreement in order to open your Account. In the ICAS Client Agreement, you authorize Investors Capital to provide investment advisory services to you, including the selection of the Model Portfolio in accordance with which your Account assets will be held. Investors Capital, as portfolio manager to the Model Portfolios, maintains your Account by arranging for the execution of trades in your Account, placing orders for the purchase, sale or redemption of shares of the mutual funds and ETFs in accordance with the Permitted Ranges for the Model Portfolio you have selected, and periodically rebalances those investments. The investments are held by the custodian for your Account, which is Pershing, LLC. Investors Capital has arranged with the custodian to provide certain services to the Accounts, including custody of Account assets, provision of Account statements, and deduction of fees for the Investor Protector Program and other fees due under your ICAS Client Agreement. For more detailed information regarding the Investor Protector Program please refer to Investors Capital’s Form ADV Part II which may be obtained by writing to Investors Capital at 230 Broadway, Lynnfield, MA 01940 or by calling 1-866-377-4559.

About the Model Portfolios

The Model Portfolios invest in mutual funds, including exchange-traded funds or “ETFs”, and do not hold individual securities. An ETF is a type of pooled investment vehicle that invests in the securities of other issuers, which, unlike a traditional mutual fund, is traded on an exchange in secondary markets. An ETF may be a fund that holds a portfolio of common stocks designed to track the performance of a particular securities index, or a portfolio of bonds that may be designed to track a bond index. Each share of an ETF represents an undivided ownership interest in the portfolio held by an ETF.

The Model Portfolios currently eligible for coverage under the Income Edge are constructed to correspond to one of four asset allocation strategies, each of which has a percentage investment in equities and a percentage investment in fixed income investments corresponding to a target level of return and an expected level of risk associated with those investment percentages.

❖

The Investor Protector Conservative Model Portfolio is intended to consist of 40% equity investments and 60% fixed income investments. This Model Portfolio is intended for those investors concerned with capital preservation and a more conservative risk profile given the lower exposure to equities. The Investor Protector Conservative Model Portfolio is the least aggressive Model Portfolio in the Investor Protector Program.

❖

The Investor Protector Conservative/Balanced Model Portfolio is intended to consist of 50% equity investments and 50% fixed income investments. This Model Portfolio is intended for those investors concerned with capital preservation, but who would like equal exposure to both fixed income and equity securities for a greater return potential as compared to the Investor Protector Conservative model. Given the increased equity exposure, the Investor Protector Conservative/Balanced model is slightly more aggressive than the Investor Protector Conservative Model Portfolio.

❖

The Investor Protector Balanced Model Portfolio is intended to consist of 60% equity investments and 40% fixed income investments. The Investor Protector Balanced model has a greater allocation to equities as compared to fixed income securities. This model is intended for those investors who seek the greater growth potential offered by the increased equity exposure but desire the reduced volatility historically delivered by fixed income investments. Given this increased exposure to equities, the Investor Protector Balanced model will have a more aggressive posture as compared to the Investor Protector Conservative and Investor Protector Conservative/Balanced Model Portfolios.

❖

The Investor Protector Growth Model Portfolio is intended to consist of 70% equity investments and 30% fixed income investments. This Model Portfolio is intended for those investors who want the greatest growth potential of the four models offered. Although a higher allocation to equities suggests increased volatility, historically such a position has delivered greater long-term returns. The Investor Protector Growth model is the most aggressive Model Portfolio in the Investor Protector Program.

Each Model Portfolio is subject to maximum and minimum allocations to funds and ETFs investing primarily in various types of investments, i.e., asset classes and sub-asset classes. These limitations are the Permitted Ranges. To construct the Model Portfolios, Investors Capital selects qualifying ETFs and other mutual funds within these asset classes in compliance with the Permitted Ranges. Subject to the Permitted Ranges, Investors Capital may include any registered mutual fund or ETF in the Model Portfolios that has been agreed to by PHL Variable on a risk and/or cost assessment basis; however, none of these funds will be affiliated with Investors Capital or PHL Variable. To learn more about the specific funds included in a Model Portfolio, you may contact Investors Capital at 1-866-377-4559. Additionally, the custodian for your Account will send regular brokerage statements to you that will reflect the underlying fund holdings in the Investor Protector Model Portfolio you have selected.

The Current Permitted Ranges for the Model Portfolios

The current Permitted Ranges are set forth in the following table. Investors Capital (subject to our right to reject any proposed change that would subject us to material additional risk or costs) may make changes to these Permitted Ranges in the future, in which case your Account’s allocations may have to be reallocated accordingly. We will inform you of any such change in writing.

Style Allocation	Investor Protector Conservative		Investor Protector Conservative/ Balanced		Investor Protector Balanced		Investor Protector Growth
	40% equities 60% fixed income		50% equities 50% fixed income		60% equities 40% fixed income		70% equities 30% fixed income
Asset and Sub-asset Classes: these are comprised of individual funds, including exchange traded funds, and are not individual investments.	Permitted Ranges		Permitted Ranges		Permitted Ranges		Permitted Ranges
	Min	Max	Min	Max	Min	Max	Min	Max
Large Cap US Equity	15%	31%	18%	38%	21%	45%	26%	55%
Core[1]	0%	31%	0%	38%	0%	45%	0%	55%
Value Tilt[2]	0%	23%	0%	29%	0%	35%	0%	42%
Growth Tilt[3]	0%	10%	0%	11%	0%	12%	0%	14%
Mid Cap US Equity	0%	16%	3%	20%	6%	24%	7%	29%
Core[4]	0%	16%	0%	20%	0%	24%	0%	29%
Value Tilt[5]	0%	12%	0%	15%	0%	18%	0%	22%
Growth Tilt[6]	0%	4%	0%	5%	0%	6%	0%	7%
Small Cap US Equity	1%	12%	3%	15%	5%	18%	8%	22%
Core[7]	0%	12%	0%	15%	0%	18%	0%	22%
Value Tilt[8]	0%	10%	0%	12%	0%	14%	0%	17%
Growth Tilt[9]	0%	4%	0%	4%	0%	4%	0%	5%
US REITs*[10]	0%	5%	0%	5%	0%	5%	0%	5%
Commodities*[11]	0%	5%	0%	5%	0%	5%	0%	5%
International Equity**	1%	16%	5%	20%	9%	24%	11%	29%
Core EAFE[12]	0%	16%	0%	20%	0%	24%	0%	29%
Non-EAFE Developed Markets[13]***	0%	8%	0%	9%	0%	10%	0%	13%
Non-EAFE Emerging Markets[14]***	0%	8%	0%	9%	0%	10%	0%	13%
Fixed Income	55%	70%	45%	60%	35%	50%	25%	40%
US Core Fixed Income[15]	0%	70%	0%	60%	0%	50%	0%	40%
US Shorter duration HQ16	0%	70%	0%	60%	0%	50%	0%	40%
US Longer duration HQ17	0%	51%	0%	43%	0%	35%	0%	28%
US Corporates HQ18	0%	51%	0%	43%	0%	35%	0%	28%
US High Yield[19] *	0%	5%	0%	5%	0%	5%	0%	5%
International[20] *	0%	5%	0%	5%	0%	5%	0%	5%
Inflation Protected[21]*	0%	5%	0%	5%	0%	5%	0%	5%
Overall Equity	30%	45%	40%	55%	50%	65%	60%	75%
Overall Fixed	55%	70%	45%	60%	35%	50%	25%	40%

*	Max of 15% aggregate among all of the asset and sub-asset classes denoted by asterisk

**	At least 50% of International must be Core EAFE

***	Max of 3% in any individual country

[1]

“Large Cap U.S. Equity Core” – An asset class that represents domestic equities that has equal allocation to both value and growth stocks, generally represented by a broad-based index such as the S&P 500® Index or the Russell 1000® Index. The S&P 500® Index is a free-float market capitalization-weighted index of 500 of the largest U.S. companies. The index is calculated on a total return basis with dividends reinvested. The index is unmanaged and not available for direct investment. The Russell 1000® measures the performance of the large-cap segment of the U.S. equity universe. It is a subset of the Russell 3000® Index and includes approximately 1000 of the largest securities based on a combination of their market cap and current index membership. The Russell 1000 represents approximately 92% of the U.S. market.

[2]

“Large Cap U.S. Equity Value Tilt” – represents holdings with a bias toward U.S. companies with large market capitalizations (typically $10 billion or more). These securities have the potential for long-term capital appreciation and are generally considered to be undervalued relative to a major unmanaged stock index based on price-to-current earnings, book value, asset value, or other factors. In aggregate, the securities within this asset class will generally have below-average price-to-earnings ratios, price-to-book ratios, and three-year earnings growth figures compared to the average of the U.S. diversified large-cap asset class.

[3]

“Large Cap U.S. Equity Growth Tilt” – represents holdings with a bias toward U.S. companies with large market capitalizations (typically $10 billion or more). These securities have the potential for long-term capital appreciation and are generally defined as securities with expected long-term earnings growth rates significantly higher than the earnings growth rates of the stocks represented in a major unmanaged stock index. In aggregate, the securities within this asset class will generally have above-average price-to-earnings ratios, price-to-book ratios, and three-year earnings growth figures compared to the average of the U.S. diversified large-cap asset class.

[4]

“Mid Cap U.S. Equity Core” – An asset class that represents domestic equities that has equal allocation to both value and growth mid cap stocks which are securities that tend to have market capitalizations between $2 billion and $10 billion. Mid cap stocks are generally represented by a broad-based index such as the Russell Mid Cap® Index. The Russell Midcap Index is a subset of the Russell 1000® Index and represents approximately 27% of the total market capitalization of the Russell 1000 companies.

[5]

“Mid Cap U.S. Value Tilt” – represents holdings with a bias toward U.S. companies with mid-cap market capitalizations (typically $2 billion to $10 billion). These securities have the potential for long-term capital appreciation and are generally considered to be undervalued relative to a major unmanaged stock index based on price-to-current earnings, book value, asset value, or other factors. In aggregate, the securities within this asset class will generally have below-average price-to-earnings ratios, price-to-book ratios, and three-year earnings growth figures compared to the average of the U.S. diversified mid-cap asset class.

[6]

“Mid Cap U.S. Growth Tilt” – represents holdings with a bias toward U.S. companies with mid-cap market capitalizations (typically $2 billion to $10 billion). These securities have the potential for long-term capital appreciation and are generally defined as companies with expected long-term earnings growth rates significantly higher than the earnings growth rates of the stocks represented in a major unmanaged stock index. In aggregate, the securities within this asset class will generally have above-average price-to-earnings ratios, price-to-book ratios, and three-year earnings growth figures compared to the average of the U.S. diversified mid-cap asset class.

[7]

“Small Cap U.S. Equity Core” – An asset class that represents domestic equities that has equal allocation to both value and growth mid cap stocks which are securities that tend to have market capitalizations typically lower than $2 billion to $3 billion. Small cap stocks are generally represented by a broad-based index such as the Russell 2000® Index. The Russell 2000® Index measures the performance of the small-cap segment of the U.S. equity universe. The Russell 2000® Index is a subset of the Russell 3000® Index representing approximately 8% of the total market capitalization of that index. It includes approximately 2,000 of the smallest companies based on a combination of market capitalization and current index membership.

[8]

“Small Cap U.S. Equity Value Tilt” – represents holdings with a bias toward U.S. companies with small market capitalizations (typically $2 billion to $3 billion or less). These securities have the potential for long-term capital appreciation and are generally considered to be undervalued relative to a major unmanaged stock index based on price-to-current earnings, book value, asset value, or other factors. In aggregate, the securities within this asset class will generally have below-average price-to-earnings ratios, price-to-book ratios, and three-year earnings growth figures compared to the average of the U.S. diversified small-cap asset class.

[9]

“Small Cap U.S. Equity Growth Tilt” – represents holdings with a bias toward U.S. companies with small market capitalizations (typically $2 billion to $3 billion or less). These securities have the potential for long-term capital appreciation and are generally defined as companies with expected long-term earnings growth rates significantly higher than the earnings growth rates of the stocks represented in a major unmanaged stock index. In aggregate, the securities within this asset class will generally have above-average price-to-earnings ratios, price-to-book ratios, and three-year earnings growth figures compared to the average of the U.S. diversified small-cap asset class.

[10]

“US REITs” – In order to operate as a REIT, a publicly traded company must receive at least 75% of its annual gross income from real estate rents, mortgage interest or other qualifying income; have at least 75% of the company’s annual assets consisting of rental real estate, real estate mortgages or other qualifying commercial real estate; and the company must distribute annually at least 90% of its taxable income to its shareholders. The risk-return profile of US REITs (Real Estate Investment Trusts) is represented by the FTSE NAREIT Equity Index, which is an unmanaged index generally considered to be representative of the North American Real Estate segment of the market, including all tax qualified REITs with common shares traded on the New York Stock Exchange, American Stock Exchange, or NASDAQ National Market List.

[11]

“Commodities” – An asset class that generally invests in securities of companies principally engaged in basic resources and agricultural products such as iron ore, crude oil, coal, ethanol, salt, sugar, coffee beans, soybeans, aluminum, copper, rice, wheat, gold, silver and platinum.

[12]

“International Equity Core EAFE” – An asset class that is generally comprised of securities with primary trading markets outside of the United States in developed international markets. As of December 31, 2009 the MSCI EAFE Index consisted of the following 21 developed market country indices from which securities may be selected: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden. Switzerland, and the United Kingdom. The risk-return profile of Core EAFE is represented by the MSCI EAFE Index (Europe, Australasia, Far East), which is an unmanaged, free float adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the US & Canada.

[13]

“International Equity Non-EAFE Developed Markets” – An asset class that is generally comprised of securities with primary trading markets outside of the United States in developed international markets not contained the 21 countries cited in the MSCI EAFE index. (Those MSCI EAFE countries are Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom).

[14]

“International Equity Non-EAFE Emerging Markets” – An asset class that is generally comprised of securities with primary trading markets in developing countries outside of the U.S. that have low standards of democratic governments, free market economies, industrialization, social programs, and human rights guarantees for its citizens. In addition, these developing/emerging countries are not contained in the MSCI EAFE Index (European, Australasian, and Far Eastern markets). As of December 31, 2009, the MSCI EAFE tracks developed countries including Japan, United Kingdom, France, Switzerland, Germany, Australia, Spain, Italy, Netherlands, Hong Kong, Sweden, Finland, Singapore, Belgium, Denmark, Norway, Portugal, Austria, Greece, Ireland and Luxembourg.

[15]

“US CORE Fixed Income” – An asset class that is generally comprised of securities made up of United States dollar denominated Treasuries, government-related securities, and investment grade United States corporate securities. All issues have at least one year to maturity with intermediate indices including bonds with maturities up to 10 years and long term indices composed of bonds with maturities longer than ten years.

[16]

“US Shorter Duration HQ” Fixed Income – This asset class is generally comprised of securities made up of United States dollar denominated Treasuries, government-related securities, and investment grade United States corporate securities. The duration of these bonds is typically between 1 year and 5 years. Duration is a measure of how the price of a bond changes in response to interest rate changes.

[17]

“US Longer Duration HQ” Fixed Income – This asset class is generally comprised of securities made up of United States dollar denominated Treasuries, government-related securities, and investment grade United States corporate securities. The duration of theses bonds is typically longer than 10 years. Duration is a measure of how the price of a bond changes in response to interest rate changes.

[18]

“US Corporates HQ” Fixed Income – This category is composed of corporate bonds which are debt obligations of specific corporations. Bonds in this category are rated by either Moody's or S&P as having very high to the highest quality rating a bond can get – specifically “A” to “AAA” – with "AAA" bonds offering the best quality with the smallest risk of default.

[19]

“US High Yield” Fixed Income – An asset class that is generally comprised of fixed income securities that have below investment grade credit ratings and carry higher risks, but generally offer higher yields than investment-grade bonds.

[20]

“International” Fixed Income – An asset class that is generally comprised of securities made up of non-U.S. dollar denominated Treasuries, international government-related securities, and investment grade international corporate securities.

[21]

“Inflation Protected” Fixed Income – An asset class that invests in a special type of Treasury note or bond that offers protection from inflation. With an inflation protected bond, the coupon payments and underlying principal are automatically increased to compensate for inflation as measured by the consumer price index (CPI). Inflation protected bonds are considered a very conservative investment in that the growth of an investors purchasing power is guaranteed. Because of this safety feature, Inflation Protected Bonds offer a lower relative return as compared to other fixed income offerings.

For more detailed information regarding the Investor Protector Program, please refer to Investors Capital’s Form ADV, Part II which may be obtained by writing to Investors Capital at 230 Broadway, Lynnfield, MA 01940 or by calling 1-866-377-4559.

How Does the Income Edge Relate to Your Account?

The Income Edge is designed for clients participating in the Investor Protector Program who intend to use the investments in their Account as a basis for a withdrawal program to provide income payments for retirement or other long-term purposes.

The Income Edge provides insurance protection relating to your Account by ensuring that regardless of how your investments actually perform or the actual value of your investments when you begin your withdrawal program from your Account, you can have predictable lifetime income payments, subject to certain limitations described herein.

How Will Investors Capital Manage Your Investments in the Account If You Purchase an Income Edge?

Investor Capital constructs Model Portfolios based on long-term, forward-looking assumptions for asset class allocation, risk/return and correlation, using extensive capital markets research developed by its advisory team. These portfolios employ a strategic asset allocation approach, implemented utilizing a combination of passive and active investments. The firm constructs its Model Portfolios using a multi-fund, multi-manager approach. Each fund is sub-advised by institutional caliber investment managers who are strictly focused on a given investment style, and who have been selected through Investors Capital’s extensive research and manager review. Ongoing due diligence is conducted to ensure managers/funds continue to adhere to Investors Capital’s investment oversight standards.

As you have granted Investors Capital discretion over your Account, Investors Capital may, from time to time, make various types of changes which might lead to changes in your Account. For example, Investors Capital may adjust the Model Portfolios to any extent it deems appropriate, in the best interest of an Income Edge certificate holder, including by changing individual investment vehicles and by making investments within and outside the Permitted Ranges. Investors Capital may do so at its discretion, and does not require certificate holder approval. For instance, Investors Capital may change the investment vehicles used within the Model Portfolio in an attempt to achieve more effective tracking to an index, or make an allocation to a specific sector or investment style. Similarly, Investors Capital may rebalance your Account periodically, as needed, to keep it aligned with the desired investment objective and changing market conditions.

Investors Capital may propose an adjustment to the composition of a Model Portfolio, including a change in the Permitted Ranges percentages or specific investment vehicles that PHL Variable may accept for purposes of the certificate. However, such a change may also cause PHL Variable to change the Income Edge fee percentage for the affected Model Portfolio. The new fee would apply to your certificate as of your initial investment in the affected Model Portfolio following the change, or if you are already invested in the affected Model Portfolio, upon making an additional contribution to the Account or exercising the Annual Optional Increase. You would receive notice of any such fee change.

What Happens if Your Account is Managed in a Manner Unacceptable to Us?

In order for your Income Edge to stay in effect, your Account must be invested at all times in accordance with one of the four Model Portfolios eligible for the Income Edge described above. A Model Portfolio must continue to meet the Permitted Ranges (including permitted investment vehicles) for it to remain eligible, and changes to a Model Portfolio that cause it to fall outside the Permitted Ranges will result in termination of the Income Edge unless a change in the Permitted Ranges is accepted by PHL Variable and your assets continue to be invested in accordance with the applicable Permitted Ranges. If Investors Capital invests the Model Portfolios in a manner that is outside of the Permitted Ranges (including permitted investment vehicles) and PHL Variable has not accepted this change, then the Income Edge for owners of any affected Accounts will terminate, unless the Model Portfolios are brought back into accordance with the Permitted Ranges during the ten consecutive business days we allow as the Cure Period. As described below, we will notify an Income Edge certificate holder whose Account is no longer invested in compliance with the Permitted Ranges prior to terminating a certificate.

What Happens if Your Contributions or Withdrawals or Other Actions Cause the Investments in Your Account to Fall Outside the Permitted Ranges?

Changes you make to your Account, including contributions and withdrawals, may temporarily cause the investments in your Account to fall outside of the Permitted Ranges. For example, if you request a withdrawal of $100,000 from your account, Investors Capital first must sell securities that are worth $100,000 in order to raise cash for your withdrawal. At this point in time the investments in your Account may fall outside of the Permitted Ranges due to the higher percentage of cash held in the Account. In addition, after you withdraw the $100,000 in cash, the remaining investments in your Account might not be within the Permitted Ranges and Investors Capital may need to rebalance the investments in your Account. Also, a circumstance outside our control may make Investors Capital unable to maintain the Model Portfolios.

If the investments in your Account fall outside of the Permitted Ranges, for any reason, for ten consecutive business days, after we provide notice thereof to Investors Capital, your Income Edge will terminate. This ten business day period is the “Cure Period.” In the event of an extraordinary circumstance where your Account is not able to be rebalanced within the Permitted Ranges during the Cure Period, PHL Variable reserves the right, in its discretion, to extend the Cure Period. We will notify an Income Edge certificate holder whose Account is no longer in compliance with the Permitted Ranges prior to terminating the certificate. An Income Edge certificate holder whose Account is not in compliance with the Permitted Ranges may choose to transfer his investment to another Model Portfolio, if available, or to liquidate the Account and apply the resulting amount to another annuity with guaranteed benefits, including any such annuity then offered by PHL Variable or its affiliates. Liquidating Account investments may have tax consequences and you should consult with your tax advisor. Additionally, at any time while a certificate is in effect, the Income Edge certificate holder can elect to close the Account and apply the Account value to the Lifetime Payment Option (see “Lifetime Payment Option” later in this prospectus).

Additional cash contributions made after the Certificate Effective Date must be allowed as cash in the Model Portfolio you have elected or be invested in accordance with the Permitted Ranges for Model Portfolio you have elected during the Cure Period, which is currently ten business days. If you contribute additional investments to your Account (after your Certificate Effective Date) and the investments are not in compliance with the Permitted Ranges for the Model Portfolio you selected, then these investments will not be eligible for the Income Edge as an additional contribution until they are sold and the proceeds invested in accordance with those Permitted Ranges which must occur within the Liquidation Period, which is currently thirty days. If Investors Capital determines that the assets cannot be sold and the proceeds invested in accordance with the Permitted Ranges for the Model Portfolio you selected within the Liquidation Period, then Investors Capital will refund the proceeds to you. You will receive confirmations of the securities transactions in your Account from the custodian and notices from us reflecting changes to the Retirement Income Base and Retirement Income Amount due to additional contributions.

What Happens if the Value of Your Account is Too Low for Investors Capital to Invest Within the Permitted Ranges?

If your Account value is equal to or less than $10,000, the investments in your Account might not be able to be maintained within the Permitted Ranges. As a result, if your Account value has decreased to a value equal to or less than $10,000, Investors Capital may choose to liquidate the securities held in your Account and your Account will hold only cash. In this event, Income Edge will not terminate even though the investments are outside of the Permitted Ranges and all other terms of the certificate will remain in force. For example, you will continue to be charged the Income Edge fee for the Model Portfolio in which your Account was last invested while holding investments other than cash. If you have passed the Retirement Income Date, you will continue to be able to withdraw the Retirement Income Amount without negatively affecting the Retirement Income Base and, if your Account value is less than the amount of your Retirement Income Amount remaining for withdrawal in the calendar year, you can withdraw the entire Account value and we will be obligated to make lifetime income payments. If your Account goes to $0 due to permitted withdrawals and/or poor investment performance, we will be obligated to make lifetime income payments (see “Annual Income Payments” later in this prospectus). Should you contribute additional investments or cash to the Account, the Account value would again be required to be invested in accordance with one of the Model Portfolios within the Liquidation Period, which is currently thirty days from the date additional investments are contributed or within the Cure Period, which is currently ten business days from the date the cash contribution is made.

Why Will Your Income Edge Terminate if Your Account is Not Managed Within the Permitted Ranges?

We would not be able to offer the Income Edge if we could not require that your Account be managed within the Permitted Ranges. In order for us to be able to provide the Income Edge for a reasonable fee, we need to know that your Account will be managed within certain constraints—otherwise our risks would be too high for us to be able to make the Income Edge available to you.

In this respect, the Model Portfolios eligible for the Income Edge are designed to provide steady returns while minimizing the risk that your Account value will be reduced to $0 before you die.

Accordingly, the risk against which the Income Edge protects may be minimal. Likewise, based on historical returns, if you stay invested in the markets for a long period of time, then the likelihood of your Account value being reduced to $0 solely because of poor performance may diminish. You should take into consideration the amount of time you expect to have funds in the Account in deciding if the Income Edge is appropriate for you. Of course, past performance is no guarantee of future performance and historical trends may not continue.

We are not an investment adviser and do not provide investment advice to you in connection with your Income Edge. For more information about Investors Capital and the Investor Protector Program, you should talk to your registered representative or Financial Advisor and review Investors Capital’s Form ADV, Part II, Client Brochure which may be obtained by writing to Investors Capital at 230 Broadway, Lynnfield, MA 01940 or by calling 1-866-377-4559.

4.	Annual Income Edge Fee

    The Income Edge fee will be deducted from your Account while your certificate is in effect and your Account value is greater than zero. The Income Edge fee is calculated quarterly as a percentage of the Retirement Income Base on the date of the calculation, and will vary, and may be reset to a higher percentage, as a result of certain transactions described below. Increases to the Retirement Income Base will increase the dollar amount of the Income Edge fee, assuming the applicable Income Edge fee percentage has not decreased. If your Retirement Income Base does not change, your Income Edge fee percentage and the dollar amount of your Income Edge fee will not change unless you have an Annual Optional Increase, transfer to a different Model Portfolio, or make an additional contribution. In addition, the Income Edge fee percentage for the Spousal Income Guarantee may be higher than the Income Edge fee percentage for the Individual Income Guarantee and the Income Edge fee percentage may vary from Model Portfolio to Model Portfolio.

Your Income Edge fee percentage will vary and may be higher as a result of any of the circumstances described below.

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If you make additional contributions to the Account, your Income Edge fee percentage will be calculated as a weighted average fee percentage, based on the increase in your Retirement Income Base as a result of the contribution and the Income Edge fee percentage in effect for the Model Portfolio in which you are invested at that time. The new weighted average fee percentage applies to the new Retirement Income Base, which reflects the additional contributions. For an example of how your additional contributions may affect your Income Edge fee, see the example entitled “Additional Contributions” in the box below.

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If you have an Annual Optional Increase, your Income Edge fee percentage will be calculated as a weighted average fee percentage. This weighted average fee percentage will be determined based on the fee percentage(s) that applied prior to the Annual Optional Increase, which will be applied to the Retirement Income Base prior to the Annual Optional Increase, and the Income Edge fee percentage in effect for the Model Portfolio in which you are invested at the time of the Annual Optional Increase, which will be applied to the amount of the increase to the Retirement Income Base as a result of the Annual Optional Increase. For an example of how the Annual Optional Increase may affect your Income Edge fee, see the example entitled “Annual Optional Increase” in the box below.

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If you transfer your Account value to a different eligible Model Portfolio (transfers among Model Portfolios must be 100% of Account value to be permitted under the certificate), your new Income Edge fee percentage will be the Income Edge fee percentage in effect for the Model Portfolio to which you transferred. For an example of how transfers may affect your Income Edge fee, see the example entitled “Transfers” in the box below. Only one transfer is allowed in any 90-day period.

These examples show the effect of certain transactions on the calculation of the Income Edge fee percentage. The fee percentages shown in these examples are hypothetical only and do not represent the Income Edge fee percentages that will apply to your certificate at any point. You can obtain the fee percentages in effect at any time by contacting your Financial Advisor or Investors Capital, or by contacting PHL Variable at the number shown on the front of this prospectus.

Example: Additional Contributions

Assume your Retirement Income Base is equal to $250,000 and the Income Edge fee percentage currently in effect for your Income Edge is 1.40%. Assume further that you make an additional contribution of $50,000 and the Income Edge fee percentage in effect for the Model Portfolio in which you are invested at the time of the contribution is equal to 1.75%. The Retirement Income Base increases to $300,000 as a result of the additional contribution.

The weighted average Income Edge fee percentage is equal to the current Income Edge fee percentage multiplied by the Retirement Income Base before the additional contribution (1.40% x $250,000) plus the new Income Edge fee percentage multiplied by the amount the Retirement Income Base increased as a result of the additional contribution (1.75% x $50,000) divided by the new Retirement Income Base ($300,000). The result is 1.46%. We will use the new weighted average fee percentage of 1.46% to calculate your Income Edge fee at the beginning of the next quarter and thereafter, assuming no other changes.

Example: Annual Optional Increase

Assume your Retirement Income Base is equal to $250,000 and the Income Edge fee percentage currently in effect for your Income Edge is 1.40%. Assume further your Account value is currently $300,000, you exercise the Annual Optional Increase and the Income Edge fee percentage in effect for the Model Portfolio in which you are currently invested is equal to 1.75%. The Retirement Income Base increases to $300,000 as a result of the Annual Optional Increase (an increase of $50,000).

    The weighted average Income Edge fee percentage is equal to the current Income Edge fee percentage multiplied by the Retirement Income Base before the Annual Optional Increase (1.40% x $250,000) plus the new Income Edge fee percentage multiplied by the amount the Retirement Income Base increased as a result of the Annual Optional Increase (1.75% x $50,000) divided by the new Retirement Income Base ($300,000). The result is 1.46%. We will use the new weighted average fee percentage of 1.46% to calculate your Income Edge fee at the beginning of the next quarter and thereafter, assuming no other changes.

Example: Transfers

Assume you are invested in a particular Model Portfolio and the Income Edge fee percentage currently in effect for your certificate is 1.40%. You choose to transfer 100% of your Account into a different Model Portfolio. The Income Edge fee percentage then in effect for that Model Portfolio is 2.00%. We will use the new Income Edge fee percentage of 2.00% to calculate your Income Edge fee at the beginning of the next quarter and thereafter, assuming no other changes.

For all certificates:

❖	Your first Income Edge fee is charged on the Certificate Effective Date and is prorated based on the number of days remaining in the calendar quarter.

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If your certificate has a transaction that causes the Income Edge fee percentage to be reset (e.g. a transfer, Annual Optional Increase, or additional contribution), the reset Income Edge fee percentage will first be used to calculate your Income Edge fee on the first day of the next calendar quarter next following that transaction, unless the Income Edge fee percentage is reset again due to one or more of the above activities.

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The Income Edge fee will be paid quarterly from your Account. The sale or transfer of investments in your Account to pay the Income Edge fee will not be treated as a withdrawal for purposes of determining your lifetime income payments. The Income Edge fee is paid quarterly in advance and we will not refund any portion of pre-paid Income Edge fees to you if your certificate is terminated for any reason.

❖	The fee percentage will never be greater than 3.0% of the Retirement Income Base, even in the case of IRAs.

You should carefully consider how a change in fee percentage applicable to an additional contribution, the Annual Optional Increase or transfer of Account value to a different Model Portfolio will impact your total Income Edge fee before making additional contributions, determining not to reject the Annual Optional Increase, or, transferring to a different Model Portfolio. In the event that your Income Edge fee percentage increases, assuming your Retirement Income Base has not decreased, the total Income Edge fee will increase and the increase could be significant. You should also be aware that if you intend to purchase the Income Edge in order to be able to add contributions, accept Annual Optional Increases, or, make transfers among Model Portfolios, you will not be able to determine in advance what the total fee will be after such transactions because the fee percentage may vary from time to time. After you make an additional contribution, exercise the Annual Optional Increase, or make a transfer that changes your fee percentage, we will notify you in writing of your fee percentage. Also, you may call Investors Capital toll free at 1-866-377-4559 for information about your Income Edge fee percentage at any time.

5.	Withdrawals From Your Account

Definition of “Withdrawal”:

The term “withdrawal” is an important term for you to understand because withdrawals can impact the amount of your Retirement Income Base and Retirement Income Amount and, therefore, the amount of guaranteed lifetime income payments you may receive in accordance with the terms of your Income Edge. A withdrawal is defined as (i) the sale or transfer of assets out of your Account; (ii) the sale, exchange or transfer of Account assets to pay your Financial Advisor consulting fee and the Investor Protector Program fee in excess of 2.00% of your Account value in any calendar year; or (iii) dividends, capital gains or other accretions with respect to assets in your Account that are not reinvested in your Account in accordance with the Permitted Ranges. However, the sale, exchange or transfer of Account assets to pay for the Income Edge fee, the Investor Protector Program fee and the Financial Advisor consulting fee up to and including 2.00% of your Account value in any calendar year will not be treated as a withdrawal. Please note that any other fees paid from your Account, including any portion of your Financial Advisor consulting fee and Investor Protector Program fee in excess of ▲2.00% of your Account value in any calendar year, will be treated as a withdrawal for purposes of the certificate.

Excess Withdrawals reduce your Retirement Income Base as follows:

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Any withdrawals taken before the Retirement Income Date will decrease your Retirement Income Base proportionately, thus causing your Retirement Income Amount on the Retirement Income Date to be lower than it would otherwise be (see “Withdrawals Prior to the Retirement Income Date” later in this section).

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On or after the Retirement Income Date, if the cumulative amount of withdrawals you make in a calendar year exceeds your Retirement Income Amount or, if your certificate was issued as a traditional IRA, your RMD, if greater, your Retirement Income Base will be reduced proportionately, thus causing your Retirement Income Amount to be lower than it would otherwise be (see “Withdrawals On or After the Retirement Income Date” later in this section).

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Additionally, if, prior to an Excess Withdrawal, your Account value is less than your Retirement Income Base, such a withdrawal will reduce your Retirement Income Base by more than the withdrawal amount.

When your Retirement Income Amount is calculated, it will be based on the Retirement Income Base then in effect. In addition, if you withdraw your entire Account value on or after the Retirement Income Date, and the cumulative amount of withdrawals you have made in that calendar year (including the current withdrawal) exceeds your Retirement Income Amount (or, if your certificate was issued as a traditional IRA, your RMD, if greater), your Retirement Income Base will be reduced to $0 and your Income Edge will terminate without value (see “Withdrawals On or After the Retirement Income Date” later in this section). Also, withdrawals taken at any time, including withdrawals of the Retirement Income Amount (or RMD, if greater, for traditional IRAs) taken on or after the Retirement Income Date reduce the amount of the increase to the Retirement Income Base that would otherwise be achieved by making additional contributions to the Account and such withdrawals can affect more than one subsequent contribution. See ‘‘Increases from Additional Contributions to Your Account” later in this prospectus.

There is no provision under the Income Edge certificate to cure any decrease in the amount of your Retirement Income Base and Retirement Income Amount due to withdrawals. You should carefully monitor your Retirement Income Base as well as the amount of any withdrawals. You may call Investors Capital at 1-866-377-4559 for information about your Retirement Income Base and your available Retirement Income Amount.

How Do You Structure Withdrawals From Your Account?

The Income Edge is designed for investment advisory clients who intend to use the investments in their Account as the basis for a withdrawal program to provide income payments for retirement or other long-term purposes.

You may make withdrawals from your Account at any time and in any amount you choose. However, any withdrawals before the Retirement Income Date and any withdrawals in excess of the Retirement Income Amount (or, if your certificate was issued as a traditional IRA, the RMD, if greater) on or after the Retirement Income Date are Excess Withdrawals and will reduce your Retirement Income Base, which will reduce the potential benefit of your Income Edge. To obtain the maximum potential benefit from your Income Edge under your specific circumstances, you should consider waiting until the Retirement Income Date to begin withdrawals and thereafter limit your annual withdrawals to an amount not in excess of the Retirement Income Amount.

As noted above, prior to the Retirement Income Date, you cannot take any withdrawals from your Account without reducing the potential benefit of your Income Edge. If, after your Retirement Income Date and the start of a calendar year, your Account value is less than or equal to your Retirement Income Amount (or, if your certificate was issued as a traditional IRA, your RMD, if greater), including for any Account with a value less than $10,000 which holds only cash (see “What Happens if the Value of Your Account is Too Low for Investors Capital to Invest Within the Permitted Ranges” previously in this prospectus), you may make a withdrawal for the full Account value and reduce your Account value to $0 and then monthly payments will commence one month following the date your Account value reduces to $0. However, if, after your Retirement Income Date and the start of a calendar year, you make a withdrawal of your entire Account value and the cumulative amount of withdrawals you have made in that calendar year (including the current withdrawal) exceeds your Retirement Income Amount (or, for certificates issued as traditional IRAs, the RMD, if greater), including for any Account with a value less than $10,000 which holds only cash, your Account value will reduce to $0 and and your Income Edge will terminate without value.

Your “Retirement Income Date” and “Retirement Income Amount” are described below.

How Do You Know When You Have Reached Your “Retirement Income Date” and Can Start Taking Permissible Withdrawals That Will Not Reduce the Potential Benefit of Your Income Edge?

As noted, to get the maximum benefit from your Income Edge, you should wait until your Retirement Income Date to begin taking withdrawals from your Account. Your specific Retirement Income Date depends on whether you purchased your Income Edge with the Individual Income Guarantee or the Spousal Income Guarantee.

❖	If you purchased your Income Edge with the Individual Income Guarantee (including an IRA Account), your Retirement Income Date is the later of the Certificate Effective Date or your 65th birthday.

❖	If you purchased your Income Edge with the Spousal Income Guarantee, your Retirement Income Date is the later of the Certificate Effective Date or the younger spouse’s 65th birthday.

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If you purchased your Income Edge with the Spousal Income Guarantee, and either you or your spouse die prior to the Retirement Income Date, we will recalculate the Retirement Income Date to be the later of:

i.	the date of the deceased spouse’s death; or

ii.	the surviving spouse’s 65th birthday.

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If your 65th birthday occurs on a day on which we are not open for business, your Retirement Income Amount, calculated based on the Retirement Income Base in effect as of your 65th birthday, will become available for withdrawal on the next day on which we are open for business. We will send you a notice on your Retirement Income Date to advise you that your Retirement Income Amount has become available with the amount that is then available.

How Much Should You Withdraw From Your Account Each Year?

To get the maximum benefit from your Income Edge, you should wait until the Retirement Income Date when your Retirement Income Amount becomes available and withdraw no more than your Retirement Income Amount each calendar year unless your certificate was issued as a traditional IRA and your RMD is greater than the Retirement Income Amount, in which case you can withdraw that greater amount. The Retirement Income Amount represents the maximum amount you may withdraw each year without reducing the benefit of the Income Edge. Prior to your Retirement Income Date, your Retirement Income Amount is $0. This means that prior to your Retirement Income Date, any withdrawal you make will reduce your Income Edge benefit. On your Retirement Income Date, your Retirement Income Amount is 5% of your Retirement Income Base, pro rated based on the number of days until the following January 1. In determining the amount you may withdraw without reducing the benefit of the Income Edge, you should keep in mind that fees taken from your Account value, other than Income Edge fees, and fees for the Investor Protector Program and your Financial Advisor when these fees together do not exceed 2.00% of your Account value in any calendar year, are withdrawals that are counted toward your Retirement Income Amount. As a result, if the cumulative amount of these fees and withdrawals you request exceeds your Retirement Income Amount (or, if your certificate was issued as a traditional IRA, your RMD, if greater) in any calendar year, your Retirement Income Base will be reduced in the same proportion as the Excess Withdrawal(s) reduced your Account value. Your Retirement Income Amount is recalculated as of January 1 of each subsequent calendar year and will be equal to 5% of the then current Retirement Income Base. If your certificate was issued as a traditional IRA and your RMD* is greater than the Retirement Income Amount, that greater amount can be withdrawn without reducing your Retirement Income Base. If Excess Withdrawals have reduced your Retirement Income Base during the calendar year, your Retirement Income Amount calculated on the following January 1st will be lower than it otherwise would have been, assuming your Retirement Income Base does not increase prior to that January 1st. The Retirement Income Amount is also recalculated when you make an additional contribution or when your Retirement Income Base increases as a result of the Annual Optional Increase.

*The RMD for Traditional IRA Accounts will be calculated as of January 1 following the later of the Certificate Effective Date and the date the owner turns the age 70 1/2. Prior to the date the RMD is first calculated, the RMD is equal to $0. The RMD will be based on the Account value on the previous December 31st.

How Do You Know How Much You Have Left to Withdraw in Any Calendar Year Without Reducing Your Retirement Income Base?

Before the Retirement Income Date, your Retirement Income Amount is zero, so you may not take any withdrawals before the Retirement Income Date without reducing your Retirement Income Base. On or after the Retirement Income Date, you can find out how much you have left to withdraw in the current calendar year without reducing your Retirement Income Base by contacting Investors Capital at 1-866-377-4559. Also, we send you a notice following January 1 st each year your certificate is in effect showing the amount you can withdraw in that calendar year without reducing your Retirement Income Base. The amount shown in this notice will assume only that the Income Edge fee and fees for the Investor Protector Program and the Financial Advisor up to 2.00% of the Account value will be withdrawn from the Account value. If additional fees are deducted from the Account value and you withdraw the full amount shown in the notice, you will have made an Excess Withdrawal that will immediately reduce your Retirement Income Base and will reduce the Retirement Income Amount in subsequent years, assuming the Retirement Income Base does not increase prior to the time the Retirement Income Amount is recalculated. We calculate the maximum withdrawal that will not reduce your Retirement Income Base on and after the Retirement Income Date by taking your then current Retirement Income Amount and subtracting all previous withdrawals you have made in the same calendar year, including any Financial Advisor consulting and/or Investor Protector Program fees charged against the Account in excess of 2.00% of your Account value in the calendar year and any other fees charged against the Account value. If the resulting number is zero or negative, you have no amount remaining to withdraw without reducing the Retirement Income Base. For IRA Accounts, the maximum amount you have left to withdraw in any calendar year on or after the Retirement Income Date without reducing your Retirement Income Base is equal to the greater of the RMD or 5% of the Retirement Income Base, less cumulative withdrawals made during the calendar year.

Withdrawals Prior to the Retirement Income Date

Prior to the Retirement Income Date, your Retirement Income Amount is $0 and your Retirement Income Base will be reduced by any withdrawal in the same proportion as your Account value (immediately prior to the withdrawal) is reduced by the withdrawal and, if your Account value is then less than your Retirement Income Base, the withdrawal will reduce your Retirement Income Base by more than the withdrawal amount. If you make a withdrawal of your entire Account value, your Retirement Income Base will be reduced to $0 and your Income Edge certificate and the guarantee it provides will terminate.

Example: with Withdrawals Prior to the Retirement Income Date

Assume that on the Certificate Effective Date of your Income Edge, you are age 60, your Account value is $500,000, and your Retirement Income Base equals $500,000. Assume further that on your first Certificate Anniversary Date, you make a withdrawal of $25,000 from your Account and your Account value immediately prior to such withdrawal is $500,000. Your Account value is reduced by the amount of the withdrawal. Because you make the withdrawal before your Retirement Income Date, your Retirement Income Base would be reduced in the same proportion that the withdrawal reduced your Account value. Your Account value was reduced by 5%, and accordingly, your Retirement Income Base is reduced by 5%, from $500,000 to $475,000.

Now, assume that on the second Certificate Anniversary Date of your Income Edge, you make another withdrawal of $25,000 from your Account.

A – Down-Market Situation. Assume also that your Account value has decreased, based on poor market condition, from $475,000 to $450,000 immediately prior to the withdrawal. In this situation, the $25,000 withdrawal would reduce the Retirement Income Base by more than $25,000 because the withdrawal was taken after a market decline. Your Account value would decrease from $450,000 to $425,000 as a result of the withdrawal. Again, your Retirement Income Base would be reduced in the same proportion that the withdrawal reduced your Account value ($25,000 divided by $450,000) or 5.56%. Therefore, your Retirement Income Base as a result of the withdrawal would be reduced from $475,000 to $448,590 ($475,000 x 0.0556 = $26,410 and $475,000—$26,410 = $448,590).

B – Up Market Situation. Assume that your Account value has increased, based on good market conditions, from $475,000 to $525,000 from the first certificate anniversary to the second certificate anniversary. In this situation, the $25,000 withdrawal would reduce the Retirement Income Base by less than $25,000 because the withdrawal was taken after a market increase. Your Account value would decrease to $500,000 as a result of the withdrawal. Your Retirement Income Base would be reduced in the same proportion that the withdrawal reduced your Account value ($25,000 divided by $525,000) or 4.76%. Therefore, your Retirement Income Base as a result of the withdrawal would be reduced from $475,000 to $452,390 ($475,000 x 0.0476 = $22,610 and $475,000 - $22,610 = $452,390).

Assume that on the third Certificate Anniversary Date, your Account value is $425,000. You make a withdrawal of $425,000 from your Account (the amount of your entire Account value). Your Account value would decrease to $0. Your Retirement Income Base would be reduced in the same proportion that the withdrawal reduced your Account value. Therefore, your Retirement Income Base after the withdrawal would be $0 and your Income Edge would terminate without value.

Withdrawals On or After the Retirement Income Date

On or after your Retirement Income Date, your Retirement Income Base will not be reduced by withdrawals if the cumulative amount of withdrawals in a calendar year is less than or equal to your Retirement Income Amount or, if your certificate was issued as a traditional IRA, the RMD, if greater. If a withdrawal causes the cumulative withdrawals to exceed the Retirement Income Amount, or the RMD amount, if applicable, in that calendar year, the withdrawal amounts in excess of the applicable amount will be considered Excess Withdrawals. You should be aware that certain fees other than the Income Edge fee, the Investor Protector Program fee, and the Financial Advisor consulting fee are periodically deducted automatically from your Account value. These fees may include wire transfer fees, IRA maintenance fees, and mail courier fees. Unlike the Investor Protector Program fee and Financial Advisor consulting fee (when those fees together do not exceed 2.00% of your Account value in any calendar year), and the Income Edge fee, these fees may be treated as withdrawals under your Income Edge for purposes of determining whether cumulative withdrawals in a calendar year exceed the Retirement Income Amount in that calendar year. In other words, depending on the amount of cumulative withdrawals you have made in a calendar year, the deduction of these fees may result in Excess Withdrawals. Each Excess Withdrawal will reduce the Retirement Income Base in the same proportion as the Account value is reduced by the Excess Withdrawal; and, if your Account value is then less than your Retirement Income Base, the Excess Withdrawal will reduce your Retirement Income Base by more than the withdrawal amount.

Example: with Allowable Withdrawal Followed by Excess Withdrawal taken on or after the Retirement Income Date

Assume that you are over age 65, your Retirement Income Base equals $500,000, your Retirement Income Amount equals $25,000, and you had made no prior withdrawals during the current calendar year. Assume that you make a withdrawal of $25,000 from your Account and that your Account value prior to the withdrawal is $500,000. Your Account value would decrease to $475,000 as a result of the withdrawal, and because your cumulative withdrawals did not exceed your Retirement Income Amount, your Retirement Income Base would remain at $500,000.

    Assume that later that calendar year, you withdraw an additional $25,000 from your Account and that your Account value prior to the withdrawal is $475,000. Your Account value would decrease to $450,000 as a result of the second withdrawal. Your cumulative withdrawals for the calendar year are now $50,000, which exceeds your Retirement Income Amount of $25,000. The Excess Withdrawal of $25,000 reduced your Account value by ($25,000 ÷ $475,000) or 5.26%, and accordingly, your Retirement Income Base is reduced by 5.26%, from $500,000 to $473,700.

    Your Retirement Income Base on the first business day following the next January 1 is still equal to $473,700. Therefore, your Retirement Income Amount is recalculated as 5% of $473,700 or $23,685.

If you make a withdrawal of your entire Account value and the cumulative amount of withdrawals you have made in that calendar year (including the current withdrawal) exceeds your Retirement Income Amount or RMD, as applicable, your Retirement Income Base is reduced to $0 and your Income Edge will terminate without value.

The Importance of Managing Your Withdrawals

The foregoing discussion of withdrawals illustrates how important it is to carefully manage your withdrawals to avoid adversely impacting the amount of your Retirement Income Base and Retirement Income Amount or causing a termination of your Income Edge that may not be in your best interests. You should carefully consider whether you may need to make withdrawals before the Retirement Income Date or in excess of the Retirement Income Amount or RMD, as applicable, on or after the Retirement Income Date. If you believe you may have such a need, you should have other sources of liquidity to avoid having to make these types of withdrawals. Your Income Edge does not require us to warn you or provide you with notice regarding potentially adverse consequences that may be associated with any withdrawals or other factors affecting your Account value; however, we will notify an Income Edge certificate holder whose Account is no longer in compliance with the Permitted Ranges of this circumstance and options prior to terminating the certificate. There is no provision under the Income Edge to cure any decrease in the amount of your Retirement Income Base and Retirement Income Amount due to withdrawals.

The Importance of Considering When to Start Making Withdrawals

You may start making withdrawals from your Account at any time. However, any withdrawals reduce your Account value. Additionally, as discussed above, withdrawals from your Account may reduce your Retirement Income Base and correspondingly, your Retirement Income Amount. As discussed, you should wait until on or after the Retirement Income Date to begin making withdrawals. However, you should understand that the longer you wait after such date to start making withdrawals from your Account, the less likely you will be to benefit from your Income Edge because of decreasing life expectancy. On the other hand, the longer you wait to begin making withdrawals from your Account, the more likely you will be to benefit from the opportunity to take advantage of investment gains (if any) in a particular year through the Annual Optional Increase by locking in a higher Retirement Income Base. You should carefully consider when to begin making withdrawals from your Account.

Investors Capital will administer your requests for withdrawals from your Account. We will receive information periodically from Investors Capital concerning your Account value and transactions processed in your Account. We will track your Account value and transactions in your Account to calculate the amount of your Retirement Income Base and Retirement Income Amount, if any, on an ongoing basis. You may contact Investors Capital at 1-866-377-4559 for information about your Account and amounts related to your certificate.

6.	Retirement Income Amount

How is Your “Retirement Income Amount” Calculated?

Your Retirement Income Amount is first calculated on your Retirement Income Date using your Retirement Income Base value as of the close of business on the immediately preceding business day. If your Retirement Income Date is January 1, your Retirement Income Amount will be equal to 5% of the Retirement Income Base as of the close of the business day immediately preceding January 1, or, if your certificate was issued as an IRA and the RMD is greater, the RMD amount will be available for withdrawal. Your Retirement Income Amount is pro rated based on the number of days from your Retirement Income Date until the following January 1. For example, if your Retirement Income Base as of January 1 is $250,000, this amount does not change prior to the following July 1, and your Retirement Income Date is on the following July 1, your Retirement Income Amount is calculated on July 1 as $6,301 for the remainder of the year (5% x $250,000 x 184/365). Your Retirement Income Amount is recalculated as of January 1 of each year and will be equal to 5% of the Retirement Income Base. If your certificate was issued as a traditional IRA and the RMD is greater than the Retirement Income Amount, that greater amount can be withdrawn without reducing the Retirement Income Base. (This term, “Retirement Income Base,” is an important term under your Income Edge certificate and is used not only to calculate your Retirement Income Amount, but for other purposes as well. See the description below.) As a practical matter, since January 1, is not a day on which we are open for business, your Retirement Income Amount calculated as of January 1 is not available for withdrawal until the next day we are open for business.

Can Your Retirement Income Amount Decrease?

The Retirement Income Amount is recalculated as of January 1 of each year as 5% of the then-existing Retirement Income Base. Therefore, if your Retirement Income Base decreased during the prior calendar year, your Retirement Income Amount will decrease as of the next January 1. If your certificate was issued as a traditional IRA and the RMD is greater than the Retirement Income Amount, that greater amount can be withdrawn without reducing the Retirement Income Base.

Can Your Retirement Income Amount Increase?

Since the value of your Retirement Income Amount is a percentage of the Retirement Income Base, the value of your Retirement Income Amount can increase if your Retirement Income Base increases at any time, both before and on and after your Retirement Income Date. Your Retirement Income Amount may increase as a result of increases to your Retirement Income Base from additional contributions you make to your Account on or after the Retirement Income Date. Your Retirement Income Amount may also increase as a result of an Annual Optional Increase that increases your Retirement Income Base after the Retirement Income Date. Assuming the Income Edge fee percentage for your certificate has not decreased, increases to the Retirement Income Base will increase the amount of Income Edge fee you will be charged. If your certificate was issued as a traditional IRA and your RMD is greater than the Retirement Income Amount, that greater amount can be withdrawn without reducing the Retirement Income Base.

7.	Increases in Your Retirement Income Base

At your Certificate Effective Date, your Retirement Income Base is equal to your Account value. Your Account value on any date is the aggregate value of the investments in your Account as determined from time to time in accordance with applicable law by Investors Capital.

Example: New Account

Assume you open your Account with an initial contribution of $500,000, purchase an Income Edge, and your Certificate Effective Date is the business day immediately following the business day on which you opened your Account. Your Retirement Income Base is $500,000 on the Certificate Effective Date.

Example: Existing Account

Assume instead that you opened your Account five years ago with an initial contribution of $500,000. Assume further that you applied to purchase an Income Edge one week ago and the Certificate Effective Date is today. Your Account value is $600,000 on the Certificate Effective Date. Your Retirement Income Base is equal to $600,000, or the Account value on the Certificate Effective Date.

Increases From Additional Contributions To Your Account

Your Retirement Income Base may increase each time you make an additional contribution to your Account. If you contribute additional investments or cash to your Account (after you first purchase your Income Edge) and these contributions are not in compliance with the Permitted Ranges for the Model Portfolio you selected, then the contributions will not be eligible for the Income Edge as an additional contribution until they in compliance with the Permitted Ranges, which, for newly contributed investments must be within the Liquidation Period (currently thirty days) and for additional cash contributions must be within the Cure Period (currently ten business days). If Investors Capital determines that newly contributed investments cannot be sold and the proceeds invested in compliance with the Permitted Ranges within the Liquidation Period, then the proceeds will be refunded to you and not be eligible for the Income Edge. If, prior to the Retirement Income Date, you make an additional cash contribution to your Account and that cash contribution is invested in accordance with the Permitted Ranges for the Model Portfolio you selected within the Cure Period, we will increase your Retirement Income Base by the amount of that most recent contribution dollar for dollar. If you make an additional cash contribution to your Account on or after the Retirement Income Date and that cash contribution is invested in accordance with the Permitted Ranges for the Model Portfolio you selected within the Cure Period, we will automatically increase your Retirement Income Base by an amount equal to your cumulative cash contributions made to the Account after the Certificate Effective Date (including the current contributions) less cumulative withdrawals that have not reduced the Retirement Income Base less cumulative increases in the Retirement Income Base as a result of additional contributions (excluding the current contributions). Please note that we continually apply cumulative withdrawals that have not reduced the Retirement Income Base each time an additional contribution is made to determine how much the Retirement Income Base increases as a result of the additional contribution. It is possible that withdrawals made on or after the Retirement Income Date that did not reduce the Retirement Income Base will affect the increases to the Retirement Income Base resulting from additional contributions more than once. If the amount calculated is greater than $0, your Retirement Income Base is increased by this amount. If this amount is less than or equal to $0, the Retirement Income Base will not increase on the date of the contribution.

If the Retirement Income Base increases as a result of an additional cash contribution, your Retirement Income Amount will increase by a proportionate amount based on the number of days remaining until the following January 1. This does not affect the maximum amount you can withdraw if your certificate was issued as a traditional IRA and your RMD is remains greater than the increased Retirement Income Amount. The increase to the Retirement Income Amount equals 5% multiplied by the amount the Retirement Income Base increased (as a result of the additional contribution) multiplied by the number of days until the following January 1 and divided by 365. As of first day on which we are open for business following January 1, you will have access to your full Retirement Income Amount.

The following examples show the effect of additional contributions on the Retirement Income Base and Retirement Income Amount when you have reached your Retirement Income Date. Prior to reaching your Retirement Income Date, the effects of additional contributions on your Retirement Income Base are the same as shown below.

Example 1: with Additional Contributions (On or after the Retirement Income Date)

Certificate Effective Date (07/01/2010)

The Retirement Income Base (RIB) is set equal to the Account value on the Certificate Effective Date. You have reached your Retirement Income Date so you have a Retirement Income Amount (RIA) and this amount is set equal to 5% of the RIB, prorated based on the number of calendar days until the following January 1.

Account value on 07/01/2010: $1,000,000

Retirement Income Base on 07/01/2010: $1,000,000

Retirement Income Amount on 07/01/2010: 5% x $1,000,000 x (184/365) = $25,205

Additional Cash Contribution

You make an additional contribution of $50,000 on 10/01/2010.

The RIB increases as a result of the additional contribution. The RIA is increased by an amount equal to 5% multiplied by the amount the Retirement Income Base increased, prorated based on the number of calendar days until the following January 1

(A) Cumulative Additional Contributions: $50,000

(B) Cumulative Withdrawals (that have not reduced RIB): $0

(C) Cumulative Increases to RIB as a result of prior Additional Contributions: $0

Retirement Income Base Increase: (A) – (B) – (C) = $50,000 – $0 – $0 = $50,000

Retirement Income Base on 10/01/2010: $1,000,000 + $50,000 = $1,050,000

Retirement Income Amount Increase: 5% x $50,000 x (92/365) = $630

Retirement Income Amount on 10/01/2010: $25,205 + $630 = $25,835

Additional Cash Contribution

You make an additional contribution of $60,000 on 10/29/2010.

The RIB increases as a result of the additional contribution. The RIA is increased by an amount equal to 5% multiplied by the amount the Retirement Income Base increased, prorated based on the number of calendar days until the following January 1

(D) Cumulative Additional Contributions: $110,000

(E) Cumulative Withdrawals (that have not reduced RIB): $0

(F) Cumulative Increases to RIB as a result of prior Additional Contributions: $50,000

Retirement Income Base Increase: (D) – (E) – (F) = $110,000 – $0 – $50,000 = $60,000

Retirement Income Base on 10/29/2010: $1,050,000 + $60,000 = $1,110,000

Retirement Income Amount Increase: 5% x $60,000 x (64/365) = $526

Retirement Income Amount on 10/29/2010: $25,835 + $526 = $26,362

Example 2: with Additional Contributions and Withdrawal (On or after the Retirement Income Date)

Certificate Effective Date (07/01/2010)

The Retirement Income Base (RIB) is set equal to the Account value on the Certificate Effective Date. You have reached your Retirement Income Date so you have a Retirement Income Amount (RIA) and this amount is set equal to 5% of the RIB, prorated based on the number of calendar days until the following January 1.

Account value on 07/01/2010: $1,000,000

Retirement Income Base on 07/01/2010: $1,000,000

Retirement Income Amount on 07/01/2010: 5% x $1,000,000 x (164/365) = $25,205

Additional Cash Contribution

You make an additional contribution of $50,000 on 10/01/2010.

The RIB increases as a result of the additional contribution. The RIA is increased by an amount equal to 5% multiplied by the amount the Retirement Income Base increased, prorated based on the number of calendar days until the following January 1

(A) Cumulative Additional Contributions: $50,000

(B) Cumulative Withdrawals (that have not reduced RIB): $0

(C) Cumulative Increases to RIB as a result of prior Additional Contributions: $0

Retirement Income Base Increase: (A) – (B) – (C) = $50,000 – $0 – $0 = $50,000

Retirement Income Base on 10/01/2010: $1,000,000 + $50,000 = $1,050,000

Retirement Income Amount Increase: 5% x $50,000 x (92/365) = $630

Retirement Income Amount on 10/01/2010: $25,205 + $630 = $25,835

Withdrawal

You make a withdrawal of $20,000 on 10/15/2010.

The RIB does not change because cumulative withdrawals in the calendar year do not exceed the RIA.

Retirement Income Base on 10/15/2010: $1,050,000

Retirement Income Amount on 10/15/2010: $25,835

Amount of RIA remaining for withdrawal: $25,835-$20,000=$5,835

Additional Cash Contribution

You make an additional contribution of $60,000 on 10/29/2010.

The RIB increases as a result of the additional contribution, but not by the full amount of the additional contribution because there was a prior withdrawal that did not reduce the RIB. The RIA is increased by an amount equal to 5% multiplied by the amount the Retirement Income Base increased, prorated based on the number of calendar days until the following January 1

(D) Cumulative Additional Contributions: $110,000

(E) Cumulative Withdrawals (that have not reduced RIB): $20,000

(F) Cumulative Increases to RIB as a result of prior Additional Contributions: $50,000

Retirement Income Base Increase: (D) – (E) – (F) = $110,000 – $20,000 – $50,000 = $40,000

Retirement Income Base on 10/29/2010: $1,050,000 + $40,000 = $1,090,000

Retirement Income Amount Increase: 5% x $40,000 x (64/365) = $351

Retirement Income Amount on 10/29/2010: $25,835 + $351 = $26,186

Amount of RIA remaining for withdrawal $5,835 + $351+ $6,186.

Additional cash contributions you make to your Account increase your Account value and may increase your Retirement Income Base and, correspondingly, the Income Edge fee amount. Under certain circumstances, additional cash contributions in your Account will not increase your Retirement Income Base and you should consult with your Investors Capital Corporation representative to determine whether additional contributions in the Account are appropriate under your particular circumstances.

Example 3: with Withdrawals and an Additional Contribution That Does Not Increase the Retirement Income Base (On or after the Retirement Income Date)

Certificate Effective Date (07/01/2010)

The Retirement Income Base (RIB) is set equal to the Account value on the Certificate Effective Date. You have reached your Retirement Income Date so you have a Retirement Income Amount (RIA) and this amount is set equal to 5% of the RIB, prorated based on the number of calendar days until the following January 1.

Account value on 07/01/2010: $1,000,000

Retirement Income Base on 07/01/2010: $1,000,000

Retirement Income Amount on 07/01/2010: 5% x $1,000,000 x (164/365) = $25,205

Additional Contribution that increases the RIB

You make an additional contribution of $50,000 on 10/01/2010.

The RIB increases as a result of the additional contribution. The RIA is increased by an amount equal to 5% multiplied by the amount the Retirement Income Base increased, prorated based on the number of calendar days until the following January 1.

(A) Cumulative Additional Contributions: $50,000

(B) Cumulative Withdrawals (that have not reduced RIB): $0

(C) Cumulative Increases to RIB as a result of prior Additional Contributions: $0

Retirement Income Base Increase: (A) – (B) – (C) = $50,000 – $0 – $0 = $50,000

Retirement Income Base on 10/01/2010: $1,000,000 + $50,000 = $1,050,000

Retirement Income Amount Increase: 5% x $50,000 x (92/365) = $630

Retirement Income Amount on 10/01/2010: $25,205 + $630 = $25,835

Withdrawal

You make a withdrawal of $20,000 on 10/15/2010.

The RIB does not change because cumulative withdrawals in the calendar year do not exceed the RIA.

Retirement Income Base on 10/15/2010: $1,050,000

Retirement Income Amount on 10/15/2010: $25,835

Additional Contribution that does not increase the RIB

You make an additional contribution of $5,000 on 10/29/2010.

The RIB and RIA do not increase as a result of the additional contribution, since the previous withdrawals have not yet been fully offset by additional contributions.

(D) Cumulative Additional Contributions: $55,000

(E) Cumulative Withdrawals (that have not reduced RIB): $20,000

(F) Cumulative Increases to RIB as a result of prior Additional Contributions: $50,000

Retirement Income Base Increase: (D) – (E) – (F) = $55,000 – $20,000 – $50,000 = $ – 15,000. Since this amount is less than zero, it does not increase the RIB. Although the result is negative, the RIB will never decrease as a result of an additional contribution.

Retirement Income Base on 10/29/2010: $1,050,000 + $0 = $1,050,000

Retirement Income Amount on 10/29/2010: $25,835 + $0 = $25,835

Additional Contribution that does not increase the RIB

You make another additional contribution of $5,000 on 11/15/2010.

The RIB and RIA do not increase as a result of the additional contribution, since the previous withdrawals have not yet been fully offset by additional contributions.

(G) Cumulative Additional Contributions: $60,000

(H) Cumulative Withdrawals (that have not reduced RIB): $20,000

(I) Cumulative Increases to RIB as a result of prior Additional Contributions: $50,000

Retirement Income Base Increase: (G) – (H) – (I) = $60,000 – $20,000 – $50,000 = $ – 10,000. Since this amount is less than zero, it does not increase the RIB. Although the result is negative, the RIB will never decrease as a result of an additional contribution.

Retirement Income Base on 11/15/2010: $1,050,000 + $0 = $1,050,000

Retirement Income Amount on 11/15/2010: $25,835 + $0 = $25,835

Additional Contribution that increases the RIB by a partial amount

You make another additional contribution of $15,000 on 12/01/2010.

The RIB increases as a result of the additional contribution, but not by the full amount of the additional contribution, as it is partially offset by a previous withdrawal. The RIA is increased by an amount equal to 5% multiplied by the amount the Retirement Income Base increased, prorated based on the number of calendar days until the following January 1.

(J) Cumulative Additional Contributions: $75,000

(K) Cumulative Withdrawals (that have not reduced RIB): $20,000

(L) Cumulative Increases to RIB as a result of prior Additional Contributions: $50,000

Retirement Income Base Increase: (J) – (K) – (L) = $75,000 – $20,000 – $50,000 = $5,000

Retirement Income Base on 12/01/2010: $1,050,000 + $5,000 = $1,055,000

Retirement Income Amount Increase: 5% x $5,000 x (31/365) = $21

Retirement Income Amount on 12/01/2010: $25,835 + $21 = $25,856

It is important to understand that your Account value may increase for reasons other than additional contributions you may make, such as realized or unrealized investment gains or the reinvestment of dividends. Increases in your Account value other than increases resulting from additional cash contributions you make to your Account or increases resulting from the Annual Optional Increase do not increase your Retirement Income Base.

Example:

Assume that on the Certificate Effective Date of your Income Edge, your Retirement Income Base equals $500,000. Assume further that by your first Certificate Anniversary Date, your Account value has grown to $510,000 because your investments have appreciated. The increase in your Account value because of the appreciation of your investments would not increase your Retirement Income Base to $510,000 (unless, as discussed below, the Annual Optional Increase has been applied). Instead, your Retirement Income Base remains $500,000.

Increases as a Result of the Annual Optional Increase

The Annual Optional Increase is an Income Edge feature. You may use the Annual Optional Increase to periodically take advantage of increases in your Account value, if any, in excess of withdrawals, to increase your Retirement Income Base and Retirement Income Amount, and, therefore, your guaranteed income payments (if any). On your Certificate Anniversary Date, if the Account value is greater than your Retirement Income Base, we will apply the Annual Optional Increase and your Retirement Income Base will be increased to equal your Account value.

Approximately 30 days prior to each Certificate Anniversary Date, you will be notified that you are approaching the Annual Optional Increase. We must be notified in writing at least 7 days prior to the Certificate Anniversary Date if you do not want to have the Annual Optional Increase. If you take no action in the time specified in our notice, we will apply the Annual Optional Increase (assuming your Account value is then greater than your Retirement Income Base) and your Retirement Income Base will increase on your Certificate Anniversary Date. As discussed above, an increase in the Income Edge fee percentage may result from exercising the Annual Optional Increase and, unless your Income Edge fee percentage has decreased, your fee amount will increase as a result of the increased Retirement Income Base. Therefore, the fees you pay may increase if you take no action in response to a notice regarding the Annual Optional Increase.

When we apply the Annual Optional Increase, you will have immediate access to the proportionate increase to the Retirement Income Amount. This proportionate increase to the Retirement Income Amount is equal to 5% multiplied by the amount by which the Retirement Income Base increased as a result of the Annual Optional Increase multiplied by the number of days until the following January 1 and divided by 365. As of the first day we are open for business following January 1, you will have access to the full Retirement Income Amount.

If the Account value on your Certificate Anniversary Date is less than your Retirement Income Base, your Retirement Income Base will not increase and, as a result, your Income Edge fee will not change.

Example: with appreciation

Assume that on the Certificate Effective Date, your Retirement Income Base is equal to $500,000. Assume further that by your first Certificate Anniversary Date, your Account value has grown to $520,000 because your investments have appreciated and you have not made any withdrawals from your Account. If you do not notify us that you do not want to have that Annual Optional Increase, your Retirement Income Base will automatically increase on that Certificate Anniversary Date to $520,000 and your Retirement Income Amount will be recalculated.

Example: with contributions plus appreciation and no withdrawals in an up market

Assume that on the Certificate Effective Date, your Retirement Income Base is equal to $500,000. Assume further that by your first Certificate Anniversary Date, your Account value has increased to $520,000 because your Account has appreciated, and further assume that you have not made any withdrawals from your Account. If you do not notify us that you do not want to have that Annual Optional Increase, your Retirement Income Base will automatically increase on that Certificate Anniversary Date to $520,000.

Now, assume that by your second Certificate Anniversary Date, your Account value has increased to $540,000 because your Account investments have appreciated, and further assume that you have not made any withdrawals from your Account. Assume that on the second Certificate Anniversary Date, you make an additional contribution to your Account in the amount of $50,000. We will increase your Retirement Income Base on that Certificate Anniversary Date to $590,000 and will recalculate your Retirement Income Amount unless you have notified us that you do not want to have that Annual Optional Increase.

Example: with contributions plus appreciation and withdrawals in an up market

Assume that on the Certificate Effective Date, your Retirement Income Base is equal to $500,000. Assume further that by your first Certificate Anniversary Date, your Account value has increased to $520,000 because your Account has appreciated, and assume that you have not made any withdrawals from your Account. If you do not notify us that you do not want to have that Annual Optional Increase, your Retirement Income Base will automatically increase on that anniversary date to $520,000.

    Assume further that after the first Certificate Anniversary Date but before the second Certificate Anniversary Date, you make a withdrawal from your Account in the amount of $25,000. Assume that on the second anniversary, you make an additional contribution of $50,000. As a result of the additional contribution, your Retirement Income Base will increase by the amount of cumulative additional contributions to your Account ($50,000) less the amount of cumulative withdrawals from your Account that have not decreased the Retirement Income Base ($25,000) less the cumulative amount by which your Retirement Income Base has been increased by additional contributions not including the current additional contribution ($0). Therefore, your Retirement Income Base will increase by $25,000 to $545,000.

8.	Income Edge Payments

If and when your Account value is reduced to $0 as a result of withdrawals from your Account within the limits of your Income Edge certificate on or after the Retirement Income Date and/or poor investment performance before or after the Retirement Income Date, we will provide you with continuing income payments. The income payments under the Income Edge certificate are provided through a lifetime fixed payout annuity. The Income Edge is treated under state insurance law as an annuity contract.

Example

Assume that you purchased your Income Edge with an Individual Income Guarantee at age 50 and your initial Retirement Income Base was $500,000. Because of increases to your Retirement Income Base, the amount had grown to $1,000,000 by the time you reached your Retirement Income Date at age 65, at which time you began to take annual withdrawals of $50,000 per certificate year (which is your Retirement Income Amount, i.e. 5% of your Retirement Income Base). You do not take withdrawals during any certificate year that exceed $50,000, but because of poor investment performance, your Account Value is reduced to $0 by age 80. At that time, we begin lifetime fixed income payments of $50,000 each year for the rest of your life.

If Your Account Value Is Reduced to $0 as a Result Of Withdrawals Within the Limits of the Income Edge and/or Poor Investment Performance, How Are Your Continuing Income Payments Calculated?

At the time your Account value equals $0, your Account will remain open, with a $0 balance until the last day of the calendar quarter following the calendar quarter when your Account value first equals $0, at which time your Account will be closed.

We will provide you with continuing income payments in the form of lifetime income payments that will continue until you die, or, if you purchased the Spousal Income Guarantee, until both you and your surviving spouse die. The annual amount of income payments we will pay to you is equal to 5% of the Retirement Income Base on the date your Account value reduces to $0 as a result of withdrawals (within the limits of the certificate) and/or poor investment performance. We will make monthly payments (if any) equal to one-twelfth of the annual payment amount unless you request an alternative payment frequency. You may request an annual lump sum payment. Your payment will begin as follows:

❖

If your Account value equals $0 on or after the Retirement Income Date as a result of withdrawals (within the limits of the certificate) and/or poor investment performance, monthly payments will commence one month following the date your Account value reduces to $0.

Example

Assume your Retirement Income Date is the same as your Certificate Effective Date. Assume that your Retirement Income Base is equal to $250,000 on your 10th Certificate Anniversary Date and your Retirement Income Amount is 5% of your Retirement Income Base. Therefore, your Retirement Income Amount is equal to 5% of $250,000 or $12,500. Your Account value is equal to $10,000. You make a withdrawal of $10,000 on your 10th Certificate Anniversary Date and your Account value is reduced to $0 as a result of this withdrawal. Monthly lifetime income payments equal to 1/12 of $12,500 or $1,041.67 will begin one month following the date your Account value reduced to $0 and will continue until you die.

❖	If your Account value is reduced to $0 prior to the Retirement Income Date as a result of poor investment performance, monthly payments will commence one month following the Retirement Income Date.

The securities held in the Account are valued by Investors Capital, which obtains security values from pricing services through the custodian of the Account. However, either prior to, or on and after the Retirement Income Date, if an Account value has not reached $0, but only holds securities that cannot be valued by Investors Capital, we reserve the right to assign a value of $0 to the Account for purposes of the Income Edge certificate only. In such case, monthly payments will commence as described in the bullets above.

What if You Die Before Your Account Investments Are Reduced to $0?

The lifetime income payments under your Income Edge are “contingent” because they are triggered only when withdrawals (within the limits of the certificate), and/or poor investment performance, reduce your Account value to $0 within your lifetime (or if the Spousal Income Guarantee has been elected, within your and your spouse’s lifetime). But, if these contingencies do not occur within your lifetime or you die before your Account investments are reduced to $0, then the guarantee terminates without value and we make no payments under the Income Edge. Any remaining Account investments will be distributed to your spouse or to your testamentary heirs. To notify us that your spouse has died, please call 1-866-377-4559.

General Information

Determining Whether an Income Edge Is Right for You

It is important to understand that the Income Edge does not protect the actual value of the investments in your Account and the fees for the Income Edge, the Investor Protector Program, your Financial Advisor and any other fees associated with the discretionary managed account reduce. For example, if you invest $500,000 in your Account, and your Account value has dropped to $400,000 on the Retirement Income Date, we are not required to add $100,000 to your Account. Rather, the Income Edge provides that when you have reached the Retirement Income Date, you may begin withdrawing guaranteed lifetime annual income payments of $25,000 (5% of the Retirement Income Base, or $500,000), rather than $20,000 (5% of your Account value, or $400,000) annually from your Account, and if these withdrawals decrease your Account to $0, then we are required in accordance with the terms of the Income Edge to pay you annual income payments equal to your Retirement Income Amount for the rest of your life. Also, since the fee for the Income Edge and the fees for the Investor Protector Program and the Financial Advisor providing you with general investment advice in connection with that program are is deducted from your Account value, that value will be lower than it would otherwise be in the absence of the Income Edge and the Investor Protector Program.

It is also important to understand that even after you have reached the Retirement Income Date and start taking withdrawals from your Account, those withdrawals are made first from your own investments in your Account. We are required to start using our own money to make continuing lifetime income payments to you only when and if your Account value is $0 because of withdrawals (within the limits of the certificate) and/or poor investment performance. We limit our risk under the Income Edge in this regard by limiting the amount you may withdraw each year from your Account (without reducing your Retirement Income Base) to your current Retirement Income Amount. If your investment return on your Account over time is sufficient to generate gains that can sustain systematic or periodic withdrawals equal to or greater than the Retirement Income Amount, then your Account value will never be reduced to $0 and payments under your Income Edge will never begin.

There are many variables, however, other than average annual return on your Account that will determine whether your investments in your Account without the Income Edge would have generated enough gain over time to sustain systematic or periodic withdrawals equal to your Retirement Income Amount that you would have received if you had purchased the Income Edge. Your Account value may have declined over time before the Retirement Income Date, which means that your investments would have to produce an even greater return after the Retirement Income Date to make up for the investment losses before that date. Moreover, studies have shown that individual years of negative annual average investment returns can have a disproportionate impact on the ability of your retirement investments to sustain systematic withdrawals over an extended period, depending on the timing of the poor investment returns.

Of course, even if your Account investments (assuming no Income Edge certificate is purchased) do not generate sufficient gains after the date you begin to take income withdrawals to support systematic or periodic withdrawals equal to the Retirement Income Amount you would have received with the Income Edge and your actual Account value declines over time, your Account value may not be fully reduced to $0 for a number of years. If you (or if you have purchased the Spousal Income Guarantee, you and your spouse) die before your investments are reduced to $0, the strategy of liquidating your retirement assets through a program of systematic withdrawals without the protection provided by the Income Edge will have proved to be an effective one. However, studies indicate that lifespans are generally continuing to increase, and therefore, while everyone wants to live a long life, funding retirement through systematic withdrawals presents the risk of outliving those withdrawals. The Income Edge is designed to protect you against the risk of living too long, commonly known as “longevity risk.”

Finally, to be eligible for the Income Edge you are required to maintain your Account in investments that comply with the Permitted Ranges for a Model Portfolio. As a result, you may be assuming a more conservative or different investment strategy than you otherwise would and may not gain the benefit of investment gains produced by other investments.

Divorce of Joint Spousal Owners of an Income Edge

As discussed in the preceding “Purchasing an Income Edge” section of this prospectus, spouses may purchase the Spousal Income Guarantee version of the Income Edge to provide predictable lifetime income payments for both spouses by providing continuing income payments if the investments in the spouses’ jointly-owned Account are reduced to $0 by withdrawals (within the limits of the certificate) and/or poor investment performance before both spouses die. If spouses purchase a Spousal Income Guarantee Income Edge and subsequently determine to obtain a divorce, the divorce will require certain modifications to be made to, or may result in the complete termination of, the Income Edge certificate, as described below.

Divorce Occurring Before Account Value Is Reduced to $0

If an Income Edge certificate is owned jointly by spouses, in the event of a divorce that becomes final before the Account value is reduced to $0, the spouses may request that the Income Edge certificate continue in effect, subject to certain modifications as discussed below. The spouses must provide written notice to PHL Variable, acceptable to PHL Variable, stating whether the terms of the divorce provide for (i) the spouses to divide the assets in the Account into two new Accounts, (ii) one spouse to remain the sole owner of the Account, or (iii) both spouses to remain owners of the existing account.

If the Former Spouses Divide the Account into Two New Accounts. If the former spouses provide us with notice that they will divide the assets in the Account between two new Accounts and complete new enrollment forms for Income Edge, the jointly-owned spousal Income Edge certificate will be converted to two individually-owned Income Edge certificates each providing the Individual Income Edge guarantee, one for each of the two new Accounts. The current Income Edge fee applicable to individually-owned Income Edge certificates on the Certificate Effective Date will be charged. We will allocate the Retirement Income Base from the original Account between the two new Accounts owned by each former spouse, as agreed by the former spouses or as directed by any valid, applicable court order. Until we receive such notice, we will continue to treat both former spouses as the owners of the Account and we will continue to charge the Income Edge fee applicable to jointly-owned spousal Income Edge certificates until we have received notice that the spouses are divorced.

However, effective as of the date of the divorce, the Income Edge certificate will no longer be a “spousal” jointly owned certificate and the certificate will generally terminate upon the first owner’s death if such death occurs before we receive notice of the divorce and division of the assets of the Account and the certificate is converted into two individually-owned certificates; provided, however, if such death occurs before we receive notice of the divorce, but we are provided with written evidence that, in our sole discretion, establishes that prior to the first former spouse’s death, the assets in the Account were legally divided either (i) by operation of applicable state law (e.g., laws of community property states) or (ii) pursuant to a court mandated property settlement that sets forth precisely how the former spouses’ Account assets are to be divided, rather than terminating the Income Edge certificate, we will convert the jointly-owned certificate into an individually-owned Income Edge certificate for the Account of the surviving former spouse. We will allocate the Retirement Income Base applicable to the original Account to the certificate for the Account of the surviving spouse, in accordance with such applicable law or property settlement, as the case may be. The portion of the Retirement Income Base from the original Account that is attributable to the deceased former spouse under such applicable state law or property settlement will be reduced to zero and the Income Edge certificate will be terminated as to the assets in the Account attributable to the deceased former spouse, as of the date of such deceased former spouse’s death.

Former spouses that divide their Account into two new Accounts and request that their Income Edge be converted to two individual Income Edge certificates should be aware that the two new Accounts must be invested in accordance with an eligible Model Portfolio and that their rights and obligations under the new certificates will be the same as under the individually-owned Income Edge certificate generally.

One Former Spouse Remains the Sole Owner of the Account. If the former spouses notify us that only one of the former spouses will remain an owner of the Account, which was previously owned by the former spouses, and the spouse retaining the Account completes a new enrollment form for Income Edge, the jointly-owned spousal Income Edge certificate will be terminated and an individually-owned certificate providing the Individual Income Guarantee will be issued to the sole owner. Until we receive such notice and the enrollment form, we will continue to treat both former spouses as the owners of the Account and we will continue to charge the Spousal Income Guarantee fee percentage in effect for the certificate. After we receive such notice and the enrollment form, the Individual Income Guarantee fee percentage will apply and the Retirement Income Base and Retirement Income Amount in effect at the time the Spousal Income Guarantee certificate was terminated will apply. See “What does the Income Edge cost?,” previously in this prospectus. However, effective as of the date of the divorce, upon the death of the former spouse who is to remain the sole owner of the Account, the Income Edge certificate will terminate, even if such death occurs before we receive notice that the former spouse is to remain the sole owner of the Account. The Income Edge fee will not be charged after the date of death of such former spouse.

The former spouse that remains the owner of the Account and to whom a new individually-owned Income Edge is issued in the circumstances described above should be aware that the Account must remain invested in accordance with an eligible Model Portfolio and that the former spouse’s rights and obligations under the new Income Edge certificate will be the same as under an individually-owned Income Edge certificate generally.

Both Former Spouses Remain Joint Owners of the Account. If the former spouses provide us with notice that they are to remain the joint owners of the Account, the Spousal Income Guarantee will terminate and the Individual Income Guarantee will not be available for the Account.

Divorce occurring on or after the Account value is reduced to $0

If an Income Edge certificate is jointly-owned by spouses, in the event of a divorce that becomes final on or after the Account value is reduced to $0, we will split the income payments according to any written notice of divorce received by us. Prior to our receipt of the written notice of divorce, we will make any income payments due under the Income Edge in the manner prescribed by the former spouses pursuant to the terms of the certificate.

Termination of the Income Edge

Voluntary Termination. You may terminate your Income Edge at any time in accordance with notification requirements. No amount of Income Edge fees will be returned to you and your Income Edge will terminate without value. If you decide to terminate your Income Edge, your Account value will remain unchanged. You may not apply for a new Income Edge certificate for 90 days after the voluntary termination.

Cancellation

Once you purchase your Income Edge, you can only cancel it by (i) notifying us in writing that you no longer want the Income Edge and to stop payment of the Income Edge fees from your Account, (ii) closing or transferring your Account or (iii) liquidating all of the investments in your Account. If you elect to terminate your certificate, you cannot purchase a certificate again for 90 days following the termination.

Automatic Termination. Your Income Edge will automatically terminate upon any of the following events:

Death of an Owner

•

If you purchased the Income Edge with the Individual Income Guarantee, your Income Edge will terminate upon your death or, if the Income Edge was purchased with an IRA, the death of the natural person for whom the IRA was established.

•

If you purchased the Income Edge with the Spousal Income Guarantee, upon the death of the first owner to die, the surviving spouse may continue the Income Edge. The Income Edge certificate will terminate upon death of the surviving spouse.

Excess Withdrawals

•	If your Retirement Income Base is reduced to $0 by Excess Withdrawals, your Income Edge will terminate.

Lifetime Payment Option

•

The Lifetime Payment Option is an option that allows you, at any time, to liquidate all of the investments in your Account and apply the proceeds to purchase a lifetime fixed immediate annuity contract from us. Your annuity payments will never be less than those calculated in accordance with the annuity rates guaranteed in the Income Edge. Your Income Edge certificate will terminate if you elect the Lifetime Payment Option. For more information on the Lifetime Payment Option, see Appendix A.

Non-Compliance with Investment Permitted Ranges

•

Each Model Portfolio must meet certain investment Permitted Ranges for those strategies designated for use with the Income Edge certificate, which, in certain circumstances, if exceeded, may result in the termination of your Income Edge certificate. We will notify an Income Edge certificate holder whose Account is no longer in compliance with the Permitted Ranges prior to terminating the certificate. A certificate holder whose Account is not in compliance with the Permitted Ranges may choose to transfer the investment to another Model Portfolio, if available, or to liquidate the Account and apply the resulting amount to another annuity with guaranteed benefits, including any such annuities then offered by PHL Variable or its affiliates. Liquidating Account investments may have tax consequences and you should consult with your tax advisor. Additionally, at any time while a certificate is in effect, the certificate holder can apply the Account value to the Lifetime Payment Option (see “Lifetime Payment Option,” Appendix A to this prospectus).

For more information regarding the termination of the Income Edge certificate under such circumstances, see “What Happens if Your Account is Managed in a Manner Unacceptable to Us?” in this prospectus.

Miscellaneous Provisions

Periodic Communications to Income Edge Owners

The custodian for your Account will provide your periodic statements describing Account information such as transaction summaries, capital gains and losses, and trade confirmations. We will provide periodic notices, including an Income Edge Fee Deduction Notice, Income Edge Adjustment Notice, notices regarding the Annual Optional Increase, and Income Edge Termination Notice, as well as annual information including the Income Edge Anniversary Notice and Income Edge January 1 Notice. The Income Edge Fee Deduction Notice will confirm the withdrawal of Income Edge fees from the Account. The Income Edge Adjustment Notice confirms the following: any withdrawal before the Retirement Income Date, an excess withdrawal on or after the Retirement Income Date, additional contributions that increase the Retirement Income Base, and when the Retirement Income Amount is calculated as a result of the client reaching the Retirement Income Date. The Income Edge Anniversary Notice confirms the Retirement Income Date, the Retirement Income Base, the Retirement Income Amount, the Calendar Yearly-to-Date Withdrawals, the Calendar Year Remaining Amount (if on or after the Retirement Income Date), the Certificate Anniversary, and the Income Edge Fee Percentage. The Income Edge Termination Notice confirms the termination of the Income Edge without value. The Income Edge January 1 Notice confirms the Retirement Income Date, the Retirement Income Base, and the Retirement Income Amount (only after the Retirement Income Date). Your Income Edge Fee Deduction Notice will identify the amount of the fee deducted from your Account for the Income Edge. Investors Capital will deduct the Income Edge fee from your Account on a pro rata basis from the Account investments and this deduction, including the amount of the deduction taken from each investment will be shown on your Account statement from the custodian.

Amendments to an Income Edge certificate

The group annuity contract under which Income Edge certificates are issued, the Income Edge certificate itself may be amended to conform to changes in applicable law or interpretations of applicable law. Any changes in the Income Edge certificate and/or the group annuity contract under which it is issued may need to be approved by certain state insurance departments. You will receive written notice of such changes in the Income Edge certificate and certificate owners will receive notice of changes to the Income Edge contract affecting the rights of certificate owners.

Assignment

You may not assign your interest in your Income Edge certificate without our prior written approval.

Taxation of the Income Edge

The following is a general discussion based on current interpretations of current Federal income tax law and is not intended as individual tax advice. This discussion does not cover every situation and does not address all possible circumstances. This discussion does not address the tax treatment of transactions involving investment assets held in your Account except insofar as the Income Edge itself may be relevant to the tax treatment of such transactions. Further, no attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of the Income Edge. You should also be aware that the tax laws may change, possibly with retroactive effect. Specifically, we cannot guarantee the income tax status of any contract either currently or in the future. No representation is made regarding the likelihood of continuation of the federal income tax laws or the current interpretations by the Internal Revenue Service (“IRS”). You should consult your own tax advisor regarding the potential tax implications of the Income Edge in light of your particular circumstances.

From time to time, there are regulatory or legislation proposals or changes that do or could impact the taxation of annuity contracts and IRAs; if enacted, these changes could be retroactive. At this time, we do not have any specific information about any pending proposals that could affect this annuity. We reserve the right to make changes to the annuity to assure that it continues to qualify as an annuity for federal income tax purposes. For the purposes of this Section the term “policyholder” or “taxpayer” means you, the certificate holder.

Income Edge may be issued either in connection with an Individual Retirement Account (IRA Account), in which case it is referred to as Qualified Income Edge, or independent of any IRA, in which case it is referred to as Non-Qualified Income Edge. Different tax rules apply to Qualified Income Edge and Non-Qualified Income Edge, and the tax rules applicable to the Qualified Income Edge vary according to the type of IRA and the terms and conditions of the plan.

Non-Qualified Income Edge

Treatment of Income Edge as Annuity Contract. The Internal Revenue Service has issued a ruling to PHL Variable Insurance Company indicating that the Income Edge certificate will be treated as an annuity contract under the Internal Revenue Code. In addition, the Internal Revenue Service has also issued rulings to an individual investor concerning the tax treatment relative to the certificate and to Account assets. These rulings provide, in substance, that the certificate will be treated as an annuity contract and that the income tax treatment of the Account is unaffected by the existence of Income Edge. Specifically, the IRS rulings indicate that (1) the Income Edge certificate will not prevent an investor/ certificate holder from currently deducting losses in the Account; (2) the Income Edge certificate does not impact the holding period of assets in the Account, which is relevant in determining whether gains or losses in the Account are taxed as “capital assets” as well as the tax treatment of dividends earned on assets in the Account; and (3) the Income Edge certificate and Account assets will not, either at the time of issuance of the certificate or subsequently, be viewed as components of a tax straddle, which would impact timing of gain or loss recognition.

In order to be treated as an annuity for Federal tax purposes, the annuity must contain certain provisions prescribing distributions that must be made when an owner of the contract dies. These provisions are in section 72(s) of the Internal Revenue Code. We believe that by its terms the Income Edge satisfies these requirements. In all events, we will administer the Non-Qualified Income Edge to comply with these Federal tax requirements.

    Your Account. Based on rulings received from the Internal Revenue Service, the tax treatment of transactions involving the investments in your Account including redemptions, dispositions and distributions with respect to such investments, will be the same as such treatment would be in the absence of the Income Edge certificate. (The tax treatment of such transactions is beyond the scope of this prospectus. You should consult a tax advisor for further information about the tax treatment of investments covered by the Income Edge.) Thus, based on the rulings received, we believe that 1) distributions and dividends on your Account will not be treated as payments under the Income Edge, (2) amounts received on redemption or disposition of your investments in your Account will be treated as amounts realized on a sale or exchange of such assets rather than as distributions under the Income Edge; and (3) the purchase of a Non-Qualified Income Edge will not cause either (a) loss of the benefit of any preferential income tax rates that may be applicable to dividends paid on investments in your Account otherwise constituting “qualified dividend income” or (b) under the “straddle” rules, suspension of the holding period for purposes of determining eligibility for long-term capital gains treatment of any gains, or potential deferral of losses, when investments in your Account are sold or exchanged. The tax consequences could change in the future due to changes in the tax laws or regulations. Although the exact nature of any such possible change is speculative, one possibility is that there may be an increase in the rate applicable to qualified dividend income. Alternatively, the special rate applicable to such income could be eliminated entirely, resulting in dividends being taxed at ordinary income rates. A possible change in the straddle rules is a modification to the scope of those rules, with the result that transactions in an Account not subject to the straddle rules under current law would become subject to the loss deferral and other limitations applicable to straddles. In addition, the tax rate applicable to gains or losses in the Account may be changed in the future. You should consult your own tax advisor as to the tax consequences, if any, of the Income Edge under these rules and other relevant tax provisions, both at the time of initial purchase and in subsequent years.

Payments After Account Value is Reduced to $0. Retirement Income Amount payments beginning if and when your Account value has been reduced to $0 are amounts received as an annuity. These payments will be treated in part as taxable ordinary income and in part as non-taxable recovery of the aggregate Income Edge certificate fees you have previously paid (your “investment in the contract”) until you recover all of your investment in the contract. (The ratio of taxable-income to recovery of investment amounts will depend on your life expectancy at the time you begin recovering payments). After you recover all of your investment in the contract, payments will be taxable in full as ordinary income.

Payment of the Income Edge Fee from Account investments. The redemption or disposition of investments in your Account to pay the Income Edge fee will be treated as amounts realized on the sale or exchange of such investments generating taxable gains and/or losses as a result of such sale or exchange, and therefore you will not be able to apply the proceeds from such a redemption or disposition to pay the Income Edge Fee on a tax-free or tax-deferred basis. You should consult a tax advisor for further information. The payment of the Income Edge Fee is not a distribution from the Income Edge certificate.

Qualified Income Edge

The Income Edge may be used with traditional IRA Accounts and Roth IRA Accounts (collectively, “IRA Accounts”). The Qualified Income Edge is not available as an Individual Retirement Annuity (IRA Annuity). Internal Revenue Code Sections 408 and 408A permit eligible individuals to contribute to an Individual Retirement Arrangement known as an “IRA” or “Roth IRA.” These IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible and on the time when distributions may commence.

The tax rules applicable to a Qualified Income Edge vary according to the type of IRA Account and the terms and conditions of the IRA Account. No attempt is made here to provide more than general information about the use of the Qualified Income Edge with an IRA Account. Participants under such IRA Account, as well as beneficiaries, are cautioned that the rights of any person to any benefits under such IRA Account may be subject to the terms and conditions of the IRA Accounts themselves or limited by applicable law, regardless of the terms and conditions of the Qualified Income Edge.

We reserve the right to discontinue offering the Income Edge to new certificate holders that plan to use the Income Edge with IRA Accounts. The Qualified Income Edge is available only with respect to the IRA Account for which the Qualified Income Edge is purchased.

The Qualified Income Edge is intended for purchase by the trustee or custodian of IRA Accounts. The Income Edge is owned by the IRA itself.

We are not responsible for determining whether the Qualified Income Edge complies with the terms and conditions of, or applicable law governing, any IRA Account. You are responsible for making that determination. Similarly, we are not responsible for administering any applicable tax or other legal requirements applicable to the IRA Account. You or a service provider for the IRA Account are responsible for determining that distributions, beneficiary designations, investment restrictions, charges and other transactions under the Qualified Income Edge are consistent with the terms and conditions of the plan and applicable law.

IRA Accounts may be subject to required minimum distribution rules. The value of the guarantee provided by the Qualified Income Edge may have to be taken into account in determining your required minimum distributions under the IRA Account. Withdrawals from your Account taken to meet required minimum distribution requirements, in proportion to the value of your Account to your overall IRA Account balance, will be deemed to be within the certificate limits for Income Edge and will not reduce your Retirement Income Base. If you pay the Income Edge fee for a Qualified Income Edge with proceeds from your IRA Account, that payment will not be a “distribution” from your IRA Account for purposes of the Code. If you pay the Income Edge fee for a Qualified Income Edge from other assets outside your IRA Account, the Income Edge fee may have tax consequences and also may be treated as an additional contribution to your IRA Account. You should consult a tax advisor for further information.

Under Section 3405 of the Internal Revenue Code taxable distributions eligible to be rolled over generally will be subject to 20 percent income tax withholding. Mandatory withholding can be avoided only if the employee arranges for a direct rollover to another qualified pension or profit-sharing plan or to an IRA. The mandatory withholding rules apply to all taxable distributions from qualified plans except (a) distributions required under the Code, (b) substantially equal distributions made over the life (or life expectancy) of the employee, or for a term certain of 10 years or more and (c) the portion of distributions not includable in gross income (i.e., return of after-tax contributions).

    Individual Retirement Accounts. Code Sections 408 and 408A permit eligible individuals to contribute to an individual retirement program known as an “IRA” or “Roth IRA”. These IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible and on the time when distributions may commence. In addition, distributions from certain other types of qualified plans may be placed on a tax-deferred basis into an IRA.

Tax on Certain Distributions Relating to IRA Accounts.

Each payments from the Qualified Income Edge held by an IRA is treated in part as taxable ordinary income and in part as non-taxable recovery of the after-tax (if any) amounts previously invested in the IRA (“basis”). After you recover all of your basis, payments will be taxable in full. For most certificate holders, there is no basis or after-tax investment in the IRA and as such, the entire Qualified Income Edge payment is taxable. A payment from a Qualified Income Edge held by a Roth IRA may be non-taxable, provided that specified conditions are met. Roth IRA certificate holders should consult a tax advisor to determine if the payment will be taxable.

Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of certain early distributions from IRA Accounts. To the extent amounts are not includable in gross income because they have been properly rolled over to another IRA or to another eligible qualified plan, no tax penalty will be imposed. As of January, 2009, the tax penalty will not apply to the following: (a) distributions made on or after the date on which the taxpayer reaches age 59 1/2; (b) distributions following the death or disability of the taxpayer (for this purpose disability is as defined in section 72(m)(7) of the Code); (c) distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his or her designated beneficiary; (e) distributions made to the taxpayer to the extent such distributions do not exceed the amount allowable as a deduction under Code section 213 to the taxpayer for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions from an IRA for the purchase of medical insurance (as described in section 213(d)(1)(D) of the Code) for the taxpayer and spouse and dependents if the certain conditions are met; (h) distributions from IRAs for first-time home purchase expenses (maximum $10,000) or certain qualified educational expenses of the taxpayer, spouse, children or grandchildren; and (i) distributions from retirement plans to individuals called to active military. Please note that future legislation or regulations may modify the conditions under which distributions may be received from an IRA without tax penalty.

Generally, required minimum distributions (RMDs) from a IRA must commence no later than April 1 of the calendar year following the year in which the taxpayer attains age 70 1/2. The RMDs are determined based on a period not exceeding the life expectancy of the taxpayer or the joint lives or life expectancies of the taxpayer and his or her designated beneficiary. There are no RMDs relating to a Roth IRA as long as the original taxpayer is alive. There are after-death RMDs for both IRAs and Roth IRAs. The amount of the lifetime RMD may be different than the amount of the after-death RMDs. If the RMDs are not made, a 50% penalty tax is imposed as to the amount not distributed.

The amount that must be distributed is based on Code rules that take into consideration the taxpayer’s age, marital status, and account balance, the value of the Account, including the actuarial value of the Income Edge contract. An individual is required to take distributions from all of his or her retirement accounts; however, if the individual has two or more accounts, the total amount of RMDs can be taken from one of the multiple accounts. For example, if the individual has a traditional IRA with custodian A and a separate IRA with custodian B, the individual will have an RMD amount relating to each of these retirement vehicles. Depending on the terms of IRA A and IRA B, the individual may take the total of two RMDs from either or both of the two IRAs. Withdrawals from your Account taken to meet RMDs, in proportion to the value of your Account to your overall IRA Account balance, will be deemed to be within the certificate limits for Income Edge and will not reduce your Retirement Income Base. While the total amount of your RMD for your entire IRA includes the value of this annuity, only the portion of the RMD allocable to this annuity may be withdrawn without impact to your Retirement Income Base.

If you pay the Income Edge fee for a Qualified Income Edge with proceeds from your IRA Account, that payment will not be a “distribution” from your IRA Account for purposes of the Code. If you pay the Income Edge fee for a Qualified Income Edge from other assets outside your IRA Account, the Income Edge fee may have tax consequences and also may be treated as an additional contribution to your IRA Account. You should consult a tax advisor for further information.

Withholding. Payments from both Qualified Income Edge and Non-Qualified Income Edge will generally be subject to Federal and State information reporting and tax withholding for the taxpayer’s Federal income tax liability. We are required to file information returns with the IRS and state taxation authorities in the event that there is a distribution from your contract that may have tax consequences and in certain other circumstances. In order to comply with our requirements, from time to time, we request certain information, including social security number or tax identification number and current name and address. We are not responsible for information reporting and tax withholding in relation to the underlying Account, either an IRA or otherwise. Our obligation only relates to amounts from your Income Edge annuity.

    In addition to information reporting, we are also required to withhold federal income taxes on the taxable portion of any amounts received unless there is a valid election out of withholding. United States citizens can generally elect not to have tax withheld from such payments, as long as the recipient provides an accurate social security number or tax identification number and the Internal

Revenue Service has otherwise not required such withholding. Purchasers of a Non-Qualified Income Edge who are not United States citizens will generally be subject to Federal withholding on taxable distributions from their Income Edge at a 30% rate, unless a lower treaty rate applies. In addition, purchasers who are not United States citizens or residents may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers of a Non-Qualified Income Edge who are not United States citizens or residents are advised to consult with a qualified tax adviser regarding U.S. Federal, state, and foreign taxation with respect to the purchase of a Income Edge.

Regardless of whether the certificate holder/taxpayer elects out of withholding, the certificate holder remains liable for payment of federal income taxes on the taxable portion of any amounts received under Income Edge. There may be penalties if the withholding or estimated tax payments are insufficient. Certain states also require withholding of state income taxes on the taxable portion of amounts received. State laws differ regarding the procedure by which these amounts are computed and the extent to which a policyholder can elect out of withholding.

Seek Tax Advice. The above description of federal income tax consequences Income Edge is only a brief summary meant to alert you to the issues and is not intended as tax advice. Any person considering the purchase of an Income Edge in connection with an IRA Account should first consult a qualified tax advisor, with regard to the suitability of the Income Edge for the IRA Account.

About PHL Variable

Overview

Our executive and administrative office is located at One American Row, Hartford, Connecticut, 06103-2899.

PHL Variable is a stock life insurance company. It was incorporated in Connecticut on July 15, 1981 and is a wholly owned subsidiary of Phoenix Life Insurance Company (“Phoenix”) through its holding company, PM Holdings, Inc. Phoenix is a life insurance company, which is wholly owned by The Phoenix Companies, Inc. (“PNX”), which is a manufacturer of insurance, annuity and investment products and services. PNX was organized in Connecticut in 1851 and in connection with its merger in 1992 with Home Life Insurance Company, Phoenix redomiciled to New York.

On June 25, 2001, the effective date of its demutualization, Phoenix converted from a mutual life insurance company to a stock life insurance company and became a wholly owned subsidiary of PNX. In addition, on June 25, 2001, PNX completed its initial public offering (IPO).

The following chart illustrates our corporate structure as of December 31, 2009.

The Phoenix Companies, Inc.—Legal Proceedings about Company Subsidiaries

We are regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming us as a defendant ordinarily involves our activities as an insurer, employer, investor or investment advisor. It is not feasible to predict or determine the ultimate outcome of all legal or arbitration proceedings or to provide reasonable ranges of potential losses. Based on current information, we believe that the outcomes of our litigation and arbitration matters are not likely, either individually or in the aggregate, to have a material adverse effect on our financial condition. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation and arbitration, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operations or cash flows in particular quarterly or annual periods.

State regulatory bodies, the Securities and Exchange Commission (“SEC”), Financial Industry Regulatory Authority, or FINRA, the IRS and other regulatory bodies regularly make inquiries of us and, from time to time, conduct examinations or investigations concerning our compliance with laws and regulations related to, among other things, our insurance and broker-dealer subsidiaries, securities offerings and registered products. We endeavor to respond to such inquiries in an appropriate way and to take corrective action if warranted.

For example, in the fourth quarter of 2008, the State of Connecticut Insurance Department initiated the on-site portion of a routine financial examination of the Connecticut domiciled life insurance subsidiaries of Phoenix Life Insurance Company for the five year period ending December 31, 2008.

Regulatory actions may be difficult to assess or quantify, may seek recovery of indeterminate amounts, including punitive and treble damages, and the nature and magnitude of their outcomes may remain unknown for substantial periods of time. It is not feasible to predict or determine the ultimate outcome of all pending inquiries, investigations, legal proceedings and other regulatory actions, or to provide reasonable ranges of potential losses. Based on current information, we believe that the outcomes of our regulatory matters are not likely, either individually or in the aggregate, to have a material adverse effect on our financial condition. However, given the large or indeterminate amounts sought in certain of these actions and the inherent unpredictability of regulatory matters, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operation or cash flows in particular quarterly or annual periods.

Distribution Arrangements

We have entered into a distribution agreement with our affiliate, PEPCO, for the distribution of the Income Edge certificate. PEPCO and PHL Variable Insurance Company have entered into a selling agreement with Investors Capital Corporation for the sale of the certificates. We do not pay cash or any other compensation to PEPCO for sales of the Income Edge certificates. We do cover certain expenses related to its operating and other expenses, including the following sales expenses: compensation and bonuses for PEPCO’s management team, advertising expenses, and other expenses of distributing the certificates. PEPCO’s management team also may be eligible for non-cash compensation items that we may provide jointly with PEPCO. Non-cash compensation items include conferences, seminars and the cost of attending (including travel lodging and meals), entertainment, merchandise and other similar items.

PEPCO’s principal executive offices are located at 610 W.Germantown Pike, Suite 460, Plymouth Meeting, Pennsylvania, 19462. PEPCO is registered as a broker-dealer with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority, or (“FINRA”).

As noted above, PEPCO and PHL Variable Insurance Company have entered into a selling agreement with Investors Capital Corporation for the sale of the Income Edge certificates. Investors Capital Corporation receives no commissions or any other cash or non-cash compensation from PEPCO and PHL Variable Insurance Company for the sale of the Income Edge.

We pay third parties not affiliated with Investors Capital or PHL Variable for wholesale distribution activities related to the certificates. These payments will not exceed 0.10% of the Retirement Income Base for certificates with Account value greater than zero. We intend to recoup sales expenses through Income Edge fees or from our general account.

Legal Matters

Kathleen A. McGah, Vice President and Assistant Secretary, PHL Variable Life Insurance Company, has provided opinions regarding the status of Income Edge under the federal securities laws and state insurance and securities laws. Laurie D. Lewis, Counsel, Phoenix Life Insurance Company, has provided opinions regarding the federal tax status of Income Edge.

Experts

TO BE FILED AND UPDATED BY AMENDMENT

Annual Statements

At least once a year prior to the date lifetime income payments begin, we will send you a statement containing information about your Income Edge.

Definitions

The following is a listing of defined terms and the page numbers of the page on which the best definition of each term may be found.

Term	Page Number

Account	4
Annual Optional Increase	29
Certificate Anniversary Date	5
Certificate Effective Date	5
Excessive Withdrawal	5
Income Edge	4
Income Edge Fee	6
Individual Income Guarantee	13
Individual Retirement Account (“IRA Account”)	13
Lifetime Payment Option	41
Model Portfolios	4
Non-Qualified Income Edge	34
Permitted Ranges	7
Qualified Income Edge	34
Retirement Income Amount	24
Retirement Income Base	25
Retirement Income Date	22
Spousal Income Guarantee	13
Withdrawal	21

Appendix A

Lifetime Payment Option

At any time before your Account value reduces to $0, you may elect the Lifetime Payment Option. If you elect the Lifetime Payment Option, you must terminate your Account, liquidate all of the investments in your Account, and apply the proceeds to purchase a separate, supplemental lifetime fixed immediate annuity contract from us. The payments under the supplemental contract will not be less than those calculated by multiplying the value of the proceeds by the rates guaranteed in your Income Edge certificate. These payments are not the same as payments that might commence after your Account value reduces to $0 had you not elected the Lifetime Payment Option. If you elect the Lifetime Payment Option, your Income Edge will terminate. The annuity payment rate used to calculate the payment amount will not be less than the rate based on the 2000 Individual Annuity Mortality Table with a 10 year age set back and an interest rate of 2.5%. The 10 year age set back reflects the improved mortality for insureds. Your payments would be higher under the 2000 Individual Annuity Mortality Table if there were no 10 year age set back. You should consult with your Investors Capital affiliated representative before you decide to select this Lifetime Payment Option. It may be more appropriate to maintain your Account and not terminate the Income Edge. If you elect the Lifetime Payment Option, your Account will be closed and your investment advisory agreement with Investors Capital with respect to the Investor Protector Account covered by the certificate will terminate.

Misstatements

If you misstate your sex or age for the Lifetime Payment Option, we will reduce the level of payments and/or suspend the payments until the overpayment is repaid to us because of the misstatement of age or sex. For example, if you are male and misrepresent that you are female, and also misrepresent that you are younger than you actually are, your level of payments should have been lower than your actual payments based on the 2000 Individual Annuity Mortality Table. In this case, we may either readjust your level of payments and/or suspend the payments until the overpayment is repaid to us.

Taxation of the Lifetime Payment Option

Non-Qualified Income Edge

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Liquidation of Account Investments to Purchase the Lifetime Payment Option. The liquidation of your Account investments to purchase a supplemental lifetime fixed immediate annuity contract from us under the Lifetime Payment Option will be a taxable event. Application of the proceeds to purchase the Lifetime Payment Option provided under a Non-Qualified Income Edge is not a tax-deferred transaction.

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Taxation of Distributions From the Lifetime Payment Option. If you exercise your right to liquidate your Account and to apply the proceeds to purchase a supplemental lifetime fixed immediate annuity contract from us under the Lifetime Payment Option, we believe that such annuity contract will be treated as an annuity contract for tax purposes and distributions therefrom will be taxed as annuity distributions. Thus, distributions from the annuity contract will be taxed as ordinary income to the extent that the value is more than your investment in the contract (discussed further below). Any amounts you receive if you pledge or assign your annuity as security for a loan will also be treated as distributions and taxed as distributions. Annuity payments should generally be treated in part as taxable ordinary income and in part as non-taxable recovery of your investment in the contract. After you recover all of your investment in the contract, annuity payments will be taxable in full as ordinary income. Distributions from an annuity contract are generally subject to withholding for the recipient’s U.S. Federal income tax liability. Recipients who are U.S. citizens can generally elect, however, not to have tax withheld from distributions.

If you exercise your right to liquidate your Account and apply all of the proceeds to the Lifetime Payment Option, your investment in the contract should be equal to the Account value applied to the Lifetime Payment Option plus, while not free from doubt, the aggregate Income Edge Fees you previously paid under your Non-Qualified Income Edge. With respect to the inclusion of the aggregate Income Edge Fees you previously paid under your Non-Qualified Income Edge in your investment in the contract for the Lifetime Payment Option, it is possible that the IRS may take the position that the aggregate Income Edge Fees you previously paid under your Non-Qualified Income Edge do not constitute part of your investment in the contract when you have elected the Lifetime Payment Option, on the theory that such charges do not constitute amounts paid for the Lifetime Payment Option.

While for tax reporting purposes we currently intend to include any aggregate Income Edge Fees you previously paid for your Non-Qualified Income Edge in the investment in the contract should you elect the Lifetime Payment Option, you should consult a tax advisor on this matter as it is not free from doubt.

Qualified Income Edge

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Liquidation of Account investments to Purchase the Lifetime Payment Option. The liquidation of your Account within your IRA Account to purchase a supplemental lifetime fixed immediate annuity contract from us under the Lifetime Payment Option will not be a taxable event as long as specified Internal Revenue Code requirements are satisfied.

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Taxation of Distributions from the Lifetime Payment Option. Distributions paid to you from your IRA Account, including distributions pursuant to the Lifetime Payment Option, will be taxable under the rules applicable to your IRA Account. You should consult a tax advisor for further information.